OPTION AGREEMENT

THIS AGREEMENT dated effective as of the 8th day of August, 2019.

AMONG:

MINERA RIO PANUCO, S.A. DE C.V., a company existing under the laws of Mexico

(**"MRP"**)

OF THE FIRST PART

AND:

JOSE ARMANDO LOPEZ VELAZQUEZ, an individual residing in Mexico

(**"Armando Lopez"**)

OF THE SECOND PART

AND:

KARLA ALICIA LOPEZ VILLANUEVA, an individual residing in Mexico

(**"Karla Lopez"**)

OF THE THIRD PART

AND:

REAL DE PANUCO, S.A. DE C.V., a company existing under the laws of Mexico

(**"RDP"** and, with MRP, Armando Lopez and Karla Lopez, the **"Owners"**)

OF THE FOURTH PART

AND:

CANAM ALPINE VENTURES LTD., a company existing under the laws of British Columbia, Canada

(**"Canam"**)

OF THE FIFTH PART

WHEREAS:

A. MRP is the sole registered or recorded concessionaire of certain mining concessions, which mining lots are located in the State of Sinaloa, Mexico that is known as the Panuco Project, as more particularly described in Schedule "A" attached hereto (the "**Concessions**");

B. MRP has the right to legally acquire 100% interest of certain concentration mills, tailings storage facilities and plants of benefit that are utilized in connection with the Panuco Project, as more particularly described in Schedule "B" attached hereto (the "**Plants**");

C. MRP has the right to legally acquire 100% interest of certain machinery, equipment, supplies and improvements that are utilized in connection with the Concessions, mining activities and Plants, as more particularly described in Schedule "C" attached hereto (the "**Machinery and Equipment**");

D. MRP and RDP have the authorization to use certain lands located in the State of Sinaloa, Mexico, as more particularly described in Schedule "D" attached hereto (the "**Lands**" and, together with the Concessions, the Plants and the Machinery and Equipment, the "**Assets**");

E. Armando Lopez and Karla Lopez are the registered and beneficial owners of 100% of the equity interests in MRP (the "**Shares**");

F. Pursuant to an indicative term sheet dated April 5, 2019 and the corresponding amendments dated June 7 and 12 and July 2 of 2019 (jointly referred to as the "**Term Sheet**"), the Owners have agreed to grant Canam an option to acquire an undivided 100% interest in and to the Assets or the Shares or the Subsidiary Shares, on the terms and conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT that in consideration of the premises and mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below:

(a) "**Additional Rights**" has the meaning set forth in Section 7.1(b);

(b) "**Acquisition Costs**" has the meaning set forth in Section 7.1(b);

(c) "**Acquisition Notice**" has the meaning set forth in Section 7.1(c);

(d) **"Advisory Committee"** means an informal committee consisting of management and technical personnel of the Owners and Canam (or any of its Affiliates) designated thereby from time to time;

(e) **"Affiliate"** means in respect of any Party, any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, such Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(f) **"Agents"** means consultants (including financial and legal advisors), servants, employees, agents, Affiliates, workmen, contractors and subcontractors;

(g) **"this Agreement"**, **"herein"**, **"hereby"**, **"hereof"**, **"hereunder"** and similar expressions means or refers to this Agreement and all schedules attached to and forming part of this Agreement, and any and all written agreements or instruments supplemental or ancillary hereto;

(h) **"Annual Maintenance Budget"** has the meaning set forth in Section 4.3;

(i) **"Anniversary"** means an anniversary of the Execution Date during the Option Period;

(j) **"Applicable Laws"** means any Mexican (including Mexican Official Standards and non-official standards), Canadian or foreign, federal, state, provincial, or local law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Government Agency, including any judicial or administrative interpretation thereof, applicable to a Party or any of its properties, assets, business or operations (including the Assets), or a Party's directors, officers, managers, attorney-in-fact, employees or Agents;

(k) **"Area of Interest"** means the area that lie within five kilometers of the exterior boundaries of the perimeter of the mining lots covered by the Concessions on the Execution Date or thereafter;

(l) **"Armando Lopez"** has the meaning set forth on the first page of this Agreement;

(m) **"Assets"** has the meaning set forth in the recitals of this Agreement;

(n) **"Assignment Notice"** has the meaning set forth in Section 16.4(c);

(o) **"Business Day"** means any day other than a Saturday, Sunday or statutory, civic or bank holiday in Vancouver, British Columbia, Canada or the State of Sinaloa, Mexico;

(p) **"Canam"** has the meaning set forth on the first page of this Agreement;

(q) **"Canam Subsidiary"** means a wholly-controlled subsidiary of Canam to be incorporated under the laws of Mexico following the Execution Date;

(r) **"Canam Work"** means prospecting and exploration work performed by Canam, directly or indirectly, on, in or under, or in relation to, the mining lots covered by the Concessions or any portion thereof;

(s) **"Cash Payment"** has the meaning set forth in Section 2.3(b);

(t) **"Claim"** means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including reasonable legal fees;

(u) **"Concessions"** has the meaning set forth in the recitals of this Agreement;

(v) **"Contracts"** means any contract or commitment, whether oral or written, to which the Owners are bound or in respect of which the Owners may have liability and that relates to the Assets;

(w) **"days"** means calendar days;

(x) **"Discovery"** means a discovery by Canam of one or more new deposits or areas of Minerals of a possible commercial economic value discovered on, in or under, or in relation to, the mining lots covered by the Concessions;

(y) **"Discovery Area"** means the whole of the area within a 50 meters perimeter drawn by Canam around the exterior boundary of a Discovery;

(z) **"Earn-In Date"** has the meaning set forth in Section 2.7;

(aa) **"Encumbrances"** means any and all, mortgages, pledges, security interests, liens, charges, encumbrances, contractual obligations, royalty interests and rights and Claims of others, whether recorded or unrecorded, registered or unregistered;

(bb) **"Environment"** means the system of natural and artificial or man induced elements such as air (including air in buildings, natural or made-made structures below or above ground), water (including water under or within land or in drains and sewers and coastal and inland waters and water bodies or recipient bodies) and land (including soil whether at or below surface) wetland, sediment, soil or subsurface strata, and natural resources and the environment as defined in any Environmental Laws;

(cc) **"Environmental Laws"** means all Applicable Laws relating to the protection of the Environment, including air, soil, surface water, ground water, forest, flora, wildlife, or to public health and safety, and includes those Environmental Laws that regulate, ascribe, provide for or pertain to liabilities or obligations in relation to the existence, use, production, manufacture, processing, distribution, transport, handling, storage, removal, treatment, disposal, emission, discharge, migration, seepage, leakage, spillage or release of Hazardous Substances or the construction,

alteration, use or operation, demolition or decommissioning of any *facilities*, mining projects, or other real or personal property;

(dd) **"Exchange Rate"** means the exchange rate of the Banco de Mexico for the payment of obligations incurred in foreign currency to be fulfilled in Mexico (*Tipo de cambio parà solventar obligaciones denominadas en moneda extranjera pagaderas en la Republica Mexicana*), as published in the Mexican Official Gazette of the Federation (*Diario Oficial de la Federacion*);

(ee) **"Execution Date"** means the date of this Agreement set forth on the first page hereof;

(ff) **"Expenditures"** means all costs incurred and monies expended by or on behalf of Canam in doing Canam Work after the Execution Date pursuant to and in accordance with the terms of this Agreement and the then current budget, which shall include all costs incurred and monies expended: in doing geophysical, geochemical, land or geological examinations and surveys in searching for, digging, trenching, sampling, assaying, testing and working or bulk sampling and testing of Minerals from the mining lots covered by the Concessions; in doing diamond and other drilling; in erecting and installing and removing buildings, machinery, tools, appliances or equipment on or off the mining lots covered by the Concessions, as the case may be, and required for completing Canam Work, on a proportionate basis if such facilities, plants or equipment are used in conjunction with other mining lots; in construction of access roads or similar access facilities required for access to the mining lots covered by the Concessions, whether on or off the mining lots covered by the Concessions, as the case may be; in transporting Minerals, metals, personnel, supplies, mining or ore processing plant, buildings, machinery, tools, appliances or equipment in, to or from the mining lots covered by the Concessions or elsewhere as required; all expenses incurred in keeping the Concessions and the mining lots they cover in good standing under the laws of Mexico; all costs incurred in obtaining, improving, protecting or perfecting title to the Concessions; all costs incurred in negotiating and obtaining the necessary surface rights to the mining lots that cover the Concessions; all costs incurred in connection with the pursuant to the terms of this Agreement; in preparing engineering, geological, financial or marketing studies and/or reports and Canam Work related thereto; in connection with any applications and necessary studies for obtaining or improving, protecting and perfecting title to, and permits, licences, and other regulatory approvals relating to the Concessions and lots they cover, and including the reasonable preparation for and attendance at hearings and other meetings; in paying Maintenance Costs; and all administrative and overhead costs directly incurred by or on behalf of Canam and related directly to the administration of the Concessions or Canam Work done on the mining lots covered by the Concessions; provided that in no event shall such administrative and overhead costs exceed 10% of all other Expenditures directly related to the Concessions and directly incurred or performed by or on behalf of Canam or 10% of the contract price in respect of all other Expenditures directly related to the Concessions or the Canam Work done on the mining lots

covered by the Concessions performed by any Agent of Canam; and provided further that in no event shall Expenditures include any value added tax incurred by Canam or its Agents in respect of Expenditures, if compensable or recoverable by Canam under Applicable Laws from the applicable Mexican taxing authorities;

(gg) "**Expenditure Amount**" has the meaning set forth in Section 2.3(a);

(hh) "**Expenditure Date**" has the meaning set forth in Section 2.3(a);

(ii) "**Government Agency**" means any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, state owned corporation or instrumentality, or any court, securities commission, securities regulatory authority or stock exchange, in each case whether of Canada, a Province of Canada, Mexico, a state of Mexico, or any other jurisdiction;

(jj) "**Hazardous Substance**" means any waste, substance or material whether in a solid, liquid or gaseous form or any constituent thereof that is of a corrosive, reactive, explosive, toxic, flammable or biologically infections nature, or is capable of causing harm to or has a deleterious effect on the Environment or human health or that has been mixed with substances or materials with such characteristics which causes or is capable of causing harm to or has a deleterious effect on the Environment or human health or any other substances currently regulated or defined as hazardous or harmful in any Environmental Laws, including those listed or characterized as "hazardous" under Mexican Official Norms NOM-052-SEMARNAT-2005, NOM-053- SEMARNAT-1993, NOM-002/1-SCT/2009, NOM-002-SCT-2003, NOM-133-SEMARNAT- 2000, Mexico's "Ley General para la Prevencion Integral de los Residuos" (*General Law for the Prevention and Integral Administration of Residuals*) and its Regulations;

(kk) "**Karla Lopez**" has the meaning set forth on the first page of this Agreement;

(ll) "**Lands**" has the meaning set forth in the recitals of this Agreement;

(mm) "**Machinery and Equipment**" has the meaning set forth in the recitals of this Agreement;

(nn) "**Maintenance Costs**" means all amounts incurred to maintain the Concessions in good standing with all appropriate authorities and under all Applicable Laws, including annual exploration investments, the payment of any mining duties, property taxes, instruction fees, service fees or stamp duties, the filing of reports in connection with the Concessions, such as with respect to minimum assessment work, technical reports, production reports, and the performance of any and all obligations required by the terms and conditions of the Applicable Laws;

(oo) "**Material**" relates to the essence of the contract or the agreement, more than a mere conveyance to a right, but an actual obstacle preventing the performance or exercise of a right or taking the benefit of a right;

(pp) **"Material Adverse Change"** means any one or more changes, events or occurrences which are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of Canam or the Canam Subsidiary (whether alone or in combination with any other change, event or occurrence), including but not limited to: matters related to security, interruption or blocking of access to the mining lots covering the Concessions and/or exploration areas and drilling sites, due to natural or man-made causes and similar, mutinies, revolutions, organized crime, wars, revolutions, acts of authorities that prevent Canam or the Canam Subsidiary from carrying out the Canam Work, problems with *"ejidos"*, negative exploration results, significant decreases in the prices of gold and silver, negative changes in government regulations related to mining, foreign ownership, tax or royalty matters, or political risk regarding exploration of future mining investments that hinder or prevent Canam or the Canam Subsidiary from carrying out the Canam Work;

(qq) **"Mexico"** means the United Mexican States;

(rr) **"Mineral Rights"** means the mining concession rights of the Concessions, contractual rights to explore and other forms of tenure or other rights to Minerals or to work upon land for the purpose of searching for, developing or extracting Minerals under any form of title recognized under the Applicable Laws, whether contractual, statutory or otherwise, or any interest therein;

(ss) **"Minerals"** means any and all ores and minerals, precious and base, metallic and non-metallic (and concentrates derived therefrom), in, on or under the mining lots covering the Concessions which may lawfully be explored for, mined and sold;

(tt) **"MRP"** has the meaning set forth on the first page of this Agreement;

(uu) **"Option"** has the meaning set forth in Section 2.1;

(vv) **"Option Period"** means the period during which the Option is in full force and effect in accordance with the terms of this Agreement;

(ww) **"Owners"** means MRP, Armando Lopez, Karla Lopez and RDP, together or individually as the context may require;

(xx) **"Owners' Report"** has the meaning set forth in Section 5.6;

(yy) **"Owners' Right to Work"** has the meaning set forth in Section 5.1;

(zz) **"Owners' Work"** means development or other mining and ore processing work performed by the Owners pursuant to the Owners' Right to Work on, in or under, or in relation to, the mining lots covered by the Concessions or any portion thereof;

(aaa) **"Parties"** means MRP, Armando Lopez, Karla Lopez, RDP and Canam, and **"Party"** means any one of the Parties;

(bbb) **"Person"** means and includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, agrarian community, ejido, company, corporation or other body corporate, Governmental Agency and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

(ccc) **"Plants"** has the meaning set forth in the recitals of this Agreement;

(ddd) **"Purchase Price"** has the meaning set forth in Section 2.3(b);

(eee) **"RDP"** has the meaning set forth on the first page of this Agreement;

(fff) **"Remediation Action"** means all actions necessary to comply with or discharge any obligation under Environmental Laws to (i) clean up, remove, treat, restore, contain, abate, cover or in any way adjust Hazardous Substances in the indoor or outdoor environment; (ii) prevent or control the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the Environment; (iii) perform remediation studies, investigations, restoration and post-remediation studies (or post-cleanup care), assessments, testing, investigations and monitoring on, about, or in the mining lots comprise the Concessions and any other properties; and the term **"Remediate"** (when used as a verb) means to conduct a Remediation Action;

(ggg) **"Reorganization"** means the transfer by the Owners of the Assets to the Subsidiary;

(hhh) **"Shares"** has the meaning set forth in the recitals of this Agreement;

(iii) **"Short Form Agreement"** means the short form version of this Agreement to be entered into by the Owners and the Canam Subsidiary in Spanish and governed by the laws of Mexico, in order to be recorded with the applicable Mexican Governmental Agency pursuant to Applicable Laws, such agreement to be in a form satisfactory to the Parties;

(jjj) **"Subsidiary"** means a wholly-owned subsidiary of the Owners to be incorporated for purposes of the Reorganization;

(kkk) **"Subsidiary Shares"** means all of the issued and outstanding shares in the capital of the Subsidiary;

(lll) **"Technical Information"** means all information and all know-how owned, leased or licensed by, or on behalf of the Owners or in which Owners have a right, title or interest, and which pertains or is related to the Concessions, including:

(i) information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form; and

(ii) maps, plans, designs, research data, research plans, development plans, drill core samples, reserve and resource estimates, environmental reports, notifications from all Government Agencies, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and

(mmm) "**Term Sheet**" has the meaning set forth in the recitals of this Agreement.

1.2 Headings

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Interpretation

In this Agreement:

(a) where a representation or warranty is made in this Agreement on the basis of the knowledge of a Party, such knowledge consists of the actual knowledge of the directors, officers and senior managers of the Party and all knowledge which such Persons would have if he or she made due inquiry, within the scope of his or her responsibilities, into the relevant subject matter;

(b) the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(c) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated (i) by excluding the day on which the period commences and including the day on which the period ends; (ii) by extending the period to the next Business Day following if the last day of the period is not a Business Day; and (iii) by referring to the term "month" as a 30-day period; whenever any payment is to be made or any action under this Agreement is to be taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following; and

(d) the use of the words, "include" or "including" shall be deemed to mean "include, without limitation", or "including, without limitation", if applicable.

1.4 Section References, etc.

References herein to an Article, Section, subsection, recital or other subdivision or part without other identification shall mean an Article, Section, subsection, recital or other subdivision or part within this Agreement.

1.5 Governing Law

Except as set forth below, this Agreement and its application and interpretation shall be governed by and interpreted and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Notwithstanding the foregoing, any provision of this Agreement contained in the Short Form Agreement shall be governed by and interpreted and construed in accordance with the laws of Mexico. In the event of any conflict or inconsistency between this Agreement and the Short Form Agreement, the Short Form Agreement shall prevail.

1.6 Currency

All references to currency in this Agreement shall refer to the lawful currency of the United States of America.

1.7 Schedules

The following are the schedules or exhibits to this Agreement and whether annexed hereto or delivered separately, shall form part of this Agreement;

Schedule A	-	Concessions
Schedule B	-	Plants
Schedule C	-	Machinery and Equipment
Schedule D	-	Lands
Schedule E	-	Access Agreements
Schedule F	-	Rules for Arbitration

ARTICLE 2
OPTION

2.1 Grant of Option

The Owners do hereby give and grant to Canam an exclusive right and option to earn and acquire an undivided 100% ownership interest in and title to the Assets (the "**Option**"), free and clear of all Encumbrances, by satisfying the obligations set out in this Article 2.

Canam may elect by giving the Owners a written notice (the "**Share Election**") at least 120 days prior to the Earn-In Date (as defined below) to acquire directly and indirectly a 100% interest in the Shares or the Subsidiary Shares rather than a 100% interest in the Assets. If Canam provides the Share Election and indicates that it wishes to acquire the Subsidiary Shares rather than the Shares, the Owners will complete the Reorganization within 60 days of delivery of the Share Election. The Parties will negotiate in good faith customary share purchase documents to be entered into at least 30 days prior to the Earn-In Date. In such case, the Option will apply to the Shares or the Subsidiary Shares, as the case may be, and not to the Assets and, on the Earn-In Date, Canam or the Canam Subsidiary shall earn directly and indirectly of 100% interest in the Shares or the Subsidiary Shares, as the case may be, free and clear of all Encumbrances.

2.2 Vesting and Commencement of Option

The Option shall vest and commence on the Execution Date, and shall terminate on the sixth Anniversary (the "**Option Period**"), unless exercised or otherwise terminated, in accordance with the terms of this Agreement.

2.3 Maintenance of the Option

In order to maintain the Option in good standing, Canam or the Canam Subsidiary shall:

(a) incur Expenditures on the mining lots covered by the Concessions in the aggregate amount of USD$2,000,000 (two million dollars of the United States of America 00/100) (the "**Expenditure Amount**") on or before the second Anniversary as follows:

(i) USD$1,000,000 (one million dollar of the United States of America 00/100) within the period commencing on the Execution Date and ending on the first Anniversary; and

(ii) USD$1,000,000 (one million dollar of the United States of America 00/100) within the period commencing on the first Anniversary and ending on the second Anniversary;

(each Anniversary date, an "**Expenditure Date**");

provided, however, that if Canam incurs Expenditures of USD$2,000,000 (two millions dollar of the United States of America 00/100) in full prior to and in advance of the time frame provided herein, then Canam will not be required to incur any further Expenditures in accordance with the terms of this paragraph (a); and provided further that Expenditures incurred by each Expenditure Date in excess of the minimum requirements set forth above shall count towards the minimum Expenditures set forth above in subsequent periods; and

(b) subject to Section 2.5, pay to the Owners (or as directed by them) by wire transfer in immediately available funds the aggregate amount of USD$23,000.000 (twenty-three millions dollar of the United States of America 00/100) (the "**Purchase Price**") during the Option Period as follows (each, a "**Cash Payment**" to be applied towards the Purchase Price):

(i) USD$50,000 (fifty thousand dollar of the United States of America 00/100) prior to the Execution Date (which has been paid);

(ii) USD$400,000 (four hundred thousand dollar of the United States of America 00/100) within five Business Days of the Execution Date (the "**First Instalment**");

(iii) USD$3,050,000 (three million fifty thousand dollar of the United States of America 00/100) within five Business Days of the second Anniversary;

(iv) USD$4,000,000 (four million dollar of the United States of America 00/100) within five Business Days of the third Anniversary;

(v) USD$5,000,000 (five million dollar of the United States of America 00/100) within five Business Days of the fourth Anniversary;

(vi) USD$5,000,000 (five million dollar of the United States of America 00/100) within five Business Days of the fifth Anniversary; and

(vii) subject to Section 2.5, USD$5,500,000 (five million five hundred thousand dollar of the United States of America 00/100) within five Business Days of the sixth Anniversary (the "**Plant Target Date**").

2.4 Funding of Expenditures and Payment of Purchase Price

(a) The first USD$1,000,000 (one million dollar of the United States of America 00/100) of Expenditures is committed and shall be incurred by Canam or the Canam Subsidiary, subject to Section 9.2. The remainder of all Expenditures is not committed and may be made in Canam's sole discretion. Canam may terminate this Agreement on prior written notice to the Owners at any time during the Option Period after it has incurred Expenditures of at least USD$1,000,000 (one million dollar of the United States of America 00/100) without any obligation to incur further Expenditures.

(b) If the Expenditures to be incurred on or before the respective Expenditure Dates provided in Section 2.3(a) above are less than the required amounts, then Canam may pay the deficiency to or to the direction of the Owners in cash within 60 days after the expiry of the applicable Expenditure Date in order to maintain the Option. If the aggregate Expenditures incurred on or before the second Anniversary of the Execution Date are less than USD$2,000,000 (two million dollar of the United States of America 00/100), Canam or the Canam Subsidiary may pay the deficiency to or to the direction of the Owners in cash within 60 days after the second Anniversary in order to exercise the Option.

(c) Any excess in Expenditures incurred in any period in Section 2.3(a) may be carried forward against Expenditures due to be incurred in the next period in Section 2.3(a).

(d) Canam or the Canam Subsidiary may accelerate the timing for incurring the Expenditure Amount and paying the Purchase Price set out in Section 2.3 in order to acquire an interest in the Assets in a shorter period of time than as set out herein and may at any time accelerate the exercise of the Option.

(e) If (i) Canam or the Canam Subsidiary do not incur the Expenditures in accordance with Section 2.3(a), other than in circumstances of force majeure in accordance

with Article 13, (ii) do not pay the Purchase Price to the Owners in accordance with Section 2.3(b), or (iii) do not make the payments to the Owners in lieu of the annual Expenditures as provided herein (if applicable), the Option shall terminate and all Expenditures previously incurred or funded, all Cash Payments previously paid, and all payments previously made to the Owners in lieu of Expenditures (if applicable), shall be forfeited by Canam.

(f) In addition to and notwithstanding anything herein contained, if, subsequent to any Expenditure Date, it is determined by the Owners that (i) Expenditures to be incurred by Canam by such Expenditure Date have not been either incurred by Canam or paid to or to the direction of the Owners, or (ii) a Cash Payment has not been paid by the relevant Anniversary date, Canam shall not lose any of its rights hereunder and the Option shall not terminate, provided that Canam or the Canam Subsidiary (i) incurs such deficiency in Expenditures or pays to or to the direction of the Owners the amount of such deficiency in Expenditures, or (ii) pays such Cash Payment, as the case may be, within 60 days following receipt of written notice from the Owners.

2.5 Adjustment of Purchase Price

MRP will use its best efforts to become the legal owner of a 100% interest in the Plants and provide to Canam the notarial deed evidencing the corresponding purchase/sale agreement of the Plants on or before the Plant Target Date.

If MRP does not provide satisfactory evidence to Canam on or before the Plant Target Date that it has become the legal owner of a 100% interest in the Plants, the Purchase Price will be reduced by USD$5,000,000 (five millions dollar of the United States of America 00/100) of the payment to be made on the sixth Anniversary from the amount of USD$5,500,000 (five million five hundred thousand dollar of the United States of America 00/100) to USD$500,000 (five hundred thousand dollar of the United States of America 00/100).

2.6 Failure by Canam

If, at any time during the Option Period, (a) Canam notifies the Owners in writing that it will not incur Expenditures or pay the Purchase Price (b) fails to incur Expenditures (unless such failure is rectified pursuant to Section 2.4), or (c) fails to pay the Purchase Price during the Option Period in accordance with this Article 2 for any reason whatsoever, save and except for a continuing event of force majeure in accordance with Article 13 in the case of incurring the Expenditures, then Article 9 shall be applicable and the Option and this Agreement (other than those provisions which specifically survive such termination in accordance with their terms) shall terminate and be of no further force and effect.

2.7 Exercise of Option

If Canam has (a) incurred Expenditures aggregating a minimum of USD$2,000,000 (two millions dollar of the United States of America 00/100) in accordance with the provisions of Section 2.3(a) (or made cash payments in lieu thereof pursuant to Section 2.4), and (b) paid the

Purchase Price of USD$23,000,000 (twenty-three millions dollar of the United States of America 00/100) (subject to Section 2.5) in accordance with Section 2.3(b), Canam or the Canam Subsidiary shall provide a written notice of exercise of the Option to the Owners stating that it has satisfied each of the obligations necessary to exercise the Option. Following delivery of such notice of exercise of the Option, Canam or the Canam Subsidiary shall be deemed to have exercised the Option as at the date of reception of such written notice of exercise (the "**Earn-In Date**") and Canam or the Canam Subsidiary shall have earned an undivided 100% interest in the Assets through the Canam Subsidiary, free and clear of all Encumbrances.

2.8 Proof of Expenditures

A notice to the Owners accompanied by (a) a certificate of a senior officer of Canam or the Canam Subsidiary certifying that the amount of Expenditures for a period specified in Section 2.3(a) has been incurred; and (b) a reasonably itemized statement of such Expenditures, will be conclusive evidence of the making thereof unless the Owners deliver to Canam or the Canam Subsidiary a notice reasonably questioning the accuracy of such statement within 15 days of the receipt by the Owners thereof. The certificate, notice and itemized statement of Expenditures will be delivered to the Owners by Canam or the Canam Subsidiary not later than 90 after each Expenditure Date. Upon delivery by the Owners of a notice reasonably questioning the accuracy of any such certificate, the matter will be referred to the auditor of Canam (or, if Canam then has no auditor, to an auditor mutually agreeable to the Parties) for final determination. If such auditor determines that Canam or the Canam Subsidiary has not spent the required Expenditures within the particular time specified in Section 2.3(a), Canam will not lose any of its rights hereunder and the Option will not terminate if Canam pays to the Owners, within 60 days of receipt of the auditor's determination, one 100% of the deficiency in such Expenditures (all of which, if paid in a timely manner, will be deemed to be Expenditures). The costs of such audit will be for the account of the Owners unless such auditor determines that Canam has not spent the required Expenditures, in which case the costs of such audit will be for the account of Canam.

2.9 Transition Services

At any time during the first two years of the Option Period, the Owners will make available on reasonable request certain of their personnel to provide transition services to Canam as requested on a part-time consulting basis, it being understood that such Persons will spend up to a maximum of 20% of their working time assisting Canam during this period at Canam's cost.

2.10 Taxes

The Parties agree that any Mexican value added tax applicable to the payments made in accordance with Section 2.3 is included in the Expenditure Amount and the Purchase Price, except in the case Canam shall pay in addition, whatever Mexican value added tax is applicable for the purchase of each of the Assets.

2.11 Currency Conversion

In the event that any Expenditures are funded or incurred in Mexican Pesos, then, for the purposes of this Agreement, the Parties agree to convert such Expenditures from Mexican Pesos to U.S. Dollars at the Exchange Rate on the date that the Expenditures are incurred or the payment is made, as such Exchange Rate is published in the Official Gazette of the Federation of Mexico (*Diario Oficial de la Federacion)*.

2.12 Dropped Concessions

Canam may, at any time and from time to time during the Option Period, notify the Owners that it no longer wishes to include one or more of the mining concessions that may be considered in the term Concessions under this Agreement as part of the Concessions (the "**Dropped Concessions**"). Upon delivery of such notice to the Owners:

(a) Schedule "A" shall be deemed to be amended so that the Dropped Concessions no longer form part of the Concessions;

(b) Sections 9.2 through 9.6 inclusive shall apply *mutatis mutandis* with respect to the Dropped Concessions;

(c) the rights and obligations of the Parties contained in this Agreement shall continue in full force and effect, unamended, with respect to the remainder of the Assets;

(d) for greater certainty and the avoidance of doubt, Canam shall have no further rights to acquire in any way an undivided 100% beneficial interest in and to the Dropped Concessions and shall have no further right or interest in and to the Dropped Concessions; and

(e) the Owners will have the right to do whatever they consider convenient with the Dropped Concessions including to work in, dispose of and/or relinquish them.

2.13 Pending Concession

The Parties acknowledge that MRP has a right to acquire the mining concession that may arise from the mining concession application of the "La Galeana III" lot, registered under file 95/12796 (the "**Pending Concession**"). Upon the grant of the Pending Concession, if MRP acquires title to such concession:

(a) Schedule "A" shall be deemed to be amended so that the concession arising from the Pending Concession forms part of the Concessions; and

(b) for greater certainty and the avoidance of doubt, Canam shall have the right to acquire an undivided 100% beneficial interest in and to the mining concession or concessions that may arise from the Pending Concession.

2.14 First Instalment

The Parties acknowledge that MRP owes mining duties, plus overcharges and penalties for certain Concessions and periods as identified in Schedule "A" in the total amount of Mex$2,070,151.00 (two million seventy thousand one hundred fifty-one Mexican pesos 00/100) at July 31, 2019, plus overcharges and penalties to the date of payment and the proportional part of the mining duties of the second semester of 2019. MRP covenants to utilize the First Instalment to extinguish such debt within five Business Days of the Execution Date.

2.15 Invoices

The Owners must deliver to Canam or Canam Subsidiary an invoice for each payment under Section 2.3(b), 5 (five) business days before the deadline to make each payment and such invoices must fulfill all the requirements provide by the tax laws. If the Owners do not provide any of such tax invoices to Canam or Canam Subsidiary on time, fulfilling all tax requirements, Canam or Canam Subsidiary would be authorized to withhold the corresponding payment until the Owners deliver the proper invoice to Canam or Canam Subsidiary and this agreement is in force.

ARTICLE 3
DELIVERY OF DATA AND PROPERTY

3.1 Data

The Owners shall make available to Canam true, correct and complete copies, or originals for copy by Canam, of all Technical Information and any other data, reports or information the Owners may have prepared, caused to be prepared or received with respect to the Concessions in their possession or control, whether in paper or electronic format, provided that all such Technical Information and other data reports or information shall be kept confidential by Canam as provided in Article 10, and further provided that the Owners shall retain exclusive title thereto until such time as Canam shall have duly and properly exercised the Option in accordance with the terms of this Agreement, whereupon title to such Technical Information and other data, reports and information shall be transferred and assigned to the Canam Subsidiary.

3.2 Title to Assets

Title to the Assets shall remain registered or recorded in the name of the Owners until such time as Canam or the Canam Subsidiary shall have duly and properly exercised the Option in accordance with the terms of this Agreement, whereupon title to the Assets shall be acquired, transferred, conveyed and assigned to, and registered or recorded in the name of the Canam Subsidiary at the Canam Subsidiary's cost. Canam or the Canam Subsidiary shall have the right to register the Short Form Agreement in all applicable public registries, including the Public Registry of Mining for the purpose of giving notice of its Option rights hereunder. The Owners shall co-operate with such registration and take all such reasonable actions necessary to accomplish such registration. Canam or the Canam Subsidiary shall take all reasonable steps and actions to discharge and remove such notice from title to the Assets upon the exercise of the Option or the termination of this Agreement. Upon termination of this Agreement, the Owners

shall be entitled to register, record or file such discharges and remove the registration of this Agreement with the Public Registry of Mining.

3.3 Short Form Agreement

Within 30 days of delivery of the Assignment Notice by Canam, Canam and the Owners will execute and ratify the Short Form Agreement before a Mexican notary public to be designated by Canam. The Parties will cause such Short Form Agreement to be filed in the Mexican Public Mining Registry. The costs of filing the Short Form Agreement will be borne by Canam.

ARTICLE 4
CANAM WORK

4.1 Rights of Canam

Canam shall be responsible in its sole discretion for carrying out and administering all Canam Work, including the completion of all activities necessary to fulfill its obligations under this Agreement. Subject to the provisions of the Concessions, any Applicable Laws, any Environmental Laws, the rights of any Government Agency, the rights of the Owners pursuant to Sections 4.5 and 5.3 and to the requirement to obtain the necessary new permits, licenses and authorizations to perform the Canam Work and to have the required access and temporary occupation of land agreements to be entered into with the owners, *"ejidos"* or possessors of the surface within which the mining lots covered by the Concessions are located and not already subject to access agreements with MRP, Canam, shall have the sole and exclusive right:

(a) to enter at its sole discretion in, under or upon the mining lots covered by the Concessions; provided that Canam must provide reasonable prior written notice to the Owners if it intends to carry out Canam Work in an area where the Owners are carrying out Owners' Work;

(b) to have the use of and access to the land surface of the mining lots covered by the Concessions currently utilized by MRP;

(c) to carry out such Canam Work as Canam in its sole discretion considers advisable, in accordance with Applicable Laws, including bringing or erecting upon the mining lots covered by the Concessions any machinery, equipment and ancillary facilities including, without limiting the generality of the foregoing, housing, utility services, roads and buildings;

(d) to maintain, to the extent permissible under Applicable Laws, in the name of MRP, all concessions, licences, permits and authorizations required to carry out the Canam Work (but not the Owners' Work);

(e) to remove Minerals from the mining lots covered by the Concessions in such reasonable quantities for the purpose of obtaining assays or making other tests; and

(f) to negotiate additional access agreements (which terms must be previously approved by MRP, such approval not to be unreasonably withheld) over any areas necessary and not already covered by access agreements with MRP with the owners, *"ejidos"* or possessors of the land surface of the mining lots covered by all or any part of the Concessions, as may be required.

4.2 Maintenance of Concessions

During the Option Period, Canam shall take all measures required to maintain the Concessions, and all permits, licences and other approvals pertaining to the Concessions, in good standing with all Government Agencies and under all Applicable Laws, including the payment of any and all Maintenance Costs. Canam shall fund and pay the Maintenance Costs directly or indirectly from the Execution Date until:

(a) Canam has exercised the Option; or

(b) the Option expires or is terminated without having been exercised by Canam,

whichever occurs first. If the Option expires or is terminated without having been exercised by Canam, the Owners shall be responsible for, and pay all Maintenance Costs from and after the date of such expiration or termination. Where Canam has exercised the Option, the Canam Subsidiary shall be responsible for and pay all Maintenance Costs from and after the Earn-In Date. For greater certainty, Canam's obligation to pay Maintenance Costs applies only to Maintenance Costs, the liability for which arose after the Execution Date.

4.3 Maintenance Costs Budget

The Owners shall provide Canam with an annual budget and timetable for expending and performing the Maintenance Costs (the "**Annual Maintenance Budget**") within 30 days of the Execution Date and shall provide Canam with an Annual Maintenance Budget within 30 days of each Anniversary date of the Execution Date. During the Option Period, Canam shall either pay all Maintenance Costs to the applicable Person as such costs become due or reimburse the Owners for payment of such Maintenance Costs. The Owners shall be entitled to revise any Annual Maintenance Budget upon a change in the amount and/or timing of performance of any Maintenance Costs upon reasonable prior notice to Canam.

4.4 Access

During the Option Period, Canam and its employees and Agents shall have, at all reasonable times, access to the mining lots covered by the Concessions in order to carry out the Canam Work, in all cases at its own risk and cost, provided that Canam provides reasonable prior written notice to the Owners of (i) that part of the mining lots covered by the Concessions to which it requires access and (ii) the identity of the individuals to be provided access.

4.5 Advisory Committee

During the Option Period, the Advisory Committee shall meet on at least a semi-annual basis or on such shorter basis as mutually deemed necessary by Canam and the Owners to address matters relating to Work to be conducted by Canam pursuant to this Agreement. Canam shall not have any obligation to take into account any recommendation made by the representatives of the Owners. Canam shall have sole discretion regarding all Work and all Expenditures it would incur in its Work programs. For greater certainty and without limitation, the Owners will not be liable in any way whatsoever for not taking into account any comments and/or recommendations made by the representatives of Canam.

4.6 Conduct of Canam Work

All Canam Work conducted by Canam or its Agents on the mining lots covered by the Concessions shall be done in a prudent and workmanlike manner to the best of its ability, skill and judgment and in accordance with good mining practice and in compliance with all Applicable Laws, including Environmental Laws, and in accordance with the terms of the applicable Concessions, licences, permits and agreements pertaining to the Concessions. Canam shall promptly notify the Owners of any allegations of any violation of any of the foregoing.

4.7 Removal of Liens

During the Option Period, Canam shall pay or cause to be paid all Agents of Canam including workers or wage earners employed by Canam on the mining lots covered by the Concessions and for all material purchased by Canam in connection with all Canam Work which might give rise to a lien or privilege on the mining lots covered by the Concessions. Should any such lien or privilege be recorded against the Concessions in consequence of any Canam Work done on the mining lots covered by the Concessions by or for Canam, Canam shall forthwith take all such actions, including initiating legal proceedings, as may be necessary to have such lien or privilege removed or discharged from the Concessions and shall have the same removed or discharged with all reasonable dispatch; provided, however, that upon such removal or discharge of such lien or privilege, Canam may proceed to contest any such claim of lien or privilege in good faith and diligently.

4.8 Obligations of the Owners

During the Option Period, the Owners shall have the following obligations:

(a) to take no actions which would cause Canam to be denied the full use of the rights of exploration granted by the Concessions;

(b) to immediately inform Canam in writing with respect to any Claims, suit or legal proceeding of which either of them has knowledge and that could prevent or limit the rights granted by the Owners in favor of Canam;

(c) to deliver to Canam, a copy of any notification issued by a competent Government Agency, which is received by the Owners, or any of their Affiliates, within five Business Days following the Owners' or their Affiliate's receipt of notification, in the understanding that, if as a result of the failure to comply with

this obligation, any lien or limitation over the Assets materially prevents in whole or in part Canam, from exercising its rights under this Agreement, the Owners shall indemnify Canam from the reasonably foreseeable consequences of such failure;

(d) not to encumber, assign or promise to assign the rights derived from the Assets, except for the limited assignment rights provided in Section 16.4;

(e) to permit Canam, at any time, to remove from the mining lots covered by the Concessions all the installations, machinery and equipment of Canam or of third parties, with the exception of the permanent fortification works, "ademes" and, in general all the facilities required for security and stability;

(f) to execute any kind of agreements, as well as to appear before a notary public for the execution of any kind of public deeds or notarial certifications and any other documents that might be required or convenient to complete the transactions contemplated in this Agreement;

(g) to use all reasonable efforts to assist Canam to (i) negotiate access agreements, and/or (ii) obtain easements, temporary occupations or expropriations of the land surface of the mining lots covered by the Concessions, in each case from the owners of the surface within which are located the mining lots covered by the Concessions, in order to carry out the exploration activities within the mining lots covered by the Concessions;

(h) to file the corresponding applications in accordance with Applicable Laws in order to obtain the extension of the term of the Concessions, if required; and

(i) to grant to Canam and the Canam Subsidiary a special and limited power of attorney in respect of any specific matter relating to the Concessions that the Parties, acting reasonably, agree that needs to be addressed directly by Canam. The language and scope of such power of attorney, if any, will be mutually agreed upon by Canam and the Owners.

ARTICLE 5
OWNERS' WORK

5.1 Owners' Right to Work

(a) During the Option Period, the Owners will be permitted (the "**Owners' Right to Work**") to continue performing Owners' Work on, in or under, or in relation to, the mining lots covered by the Concessions.

(b) The Owners will be permitted to continue utilizing certain Machinery and Equipment in connection with the Owner's Work, consistent with the Owners' past practice on the mining lots covered by the Concessions. The Owners will provide Canam with a list of such Machinery and Equipment within ten Business Days of the Execution Date.

5.2 Limitations on Owners' Right to Work

The Owners' Right to Work will be subject at all times to the following limitations:

(a) the Owners will not perform any Owners' Work in a Discovery Area, provided that Canam has provided reasonable evidence to the Owners that a Discovery has been made; and

(b) the Owners' Work will be limited to small-scale mining consistent with the Owners' past practice on the mining lots covered by the Concessions. Without limiting the foregoing, the quantity of Minerals removed by the Owners from the mining lots covered by the Concessions must be consistent with the Owners' past practice.

5.3 Access

During the Option Period, the Owners and their respective employees and Agents shall have, at all reasonable times, access to the mining lots covered by the Concessions in order to carry out the Owners' Work, in all cases at their own risk and cost, provided that:

(a) the Owners provide reasonable prior written notice to Canam of (i) that part of the mining lots covered by the Concessions to which they require access and (ii) the identity of the individuals to be provided access; and

(b) it does not interfere with the normal operations of Canam on such mining lots, including but not limited to Canam's ability to conduct the following Canam Works:

   (i) rehabilitation of historical surface or underground roads or workings or construction of new roads or workings to a safe industry standard;

   (ii) mapping, surveying, and sampling (including bulk sampling) of surface or underground workings;

   (iii) excavation of surface or underground drill sites providing sufficient working areas to conduct drilling activities; and

   (iv) the carrying out of all associated diamond drilling activities including, but not limited to, unimpeded access and egress, transportation of men, materials, equipment and supplies, including the provision of compressed air, electricity, ventilation and safe refuges.

5.4 Advisory Committee

During the Option Period, the Advisory Committee shall meet on at least a semi-annual basis or on such shorter basis as mutually deemed necessary by Canam and the Owners to address matters relating to Owners' Work to be conducted by the Owners' pursuant to the Owners' Right to Work. The Owners shall not have any obligation to take into account any recommendation

made by the representatives of Canam. The Owners shall have sole discretion regarding all Owners' Work. For greater certainty and without limitation, Canam will not be liable in any way whatsoever for not taking into account any comments and/or recommendations made by the representatives of the Owners.

5.5 Conduct of Owners' Work

All Owners' Work conducted by the Owners or their Agents on the mining lots covered by the Concessions pursuant to the Owners' Right to Work shall be done in a prudent and workmanlike manner to the best of their ability, skill and judgment and in accordance with good mining practice and in compliance with all Applicable Laws, including Environmental Laws, and in accordance with the terms of the applicable Concessions, licences, permits and agreements pertaining to the Concessions. The Owners shall promptly notify Canam of any allegations of any violation of any of the foregoing.

5.6 Reporting

The Owners shall provide Canam, when Owners' Work is being conducted pursuant to the Owners' Right to Work, with: (i) reports every calendar quarter indicating the status of all Owners' Work (each a "**Owners' Report**"); (ii) a copy of all factual geologic information and a detailed summary of the results of all Owners' Work conducted on or with respect to the Concessions during the preceding calendar year, all by March 30 of each year during the Option Period; and (iii) timely current reports and information forthwith upon the occurrence of any material results or events, supported by copies of relevant data in respect of such material results or events. A Owners' Report shall be delivered within 30 days of the end of the applicable calendar quarter. Canam and the Owners shall each keep confidential all of such reports and information as provided by Article 10. The Owners shall retain exclusive title to such reports and information during the Option Period. Upon the exercise of the Option by Canam, title to such reports and information shall be transferred by the Owners to the Canam Subsidiary.

5.7 No Transfer of Owners' Right to Work

The Owners may not transfer the Owners' Right to Work to any party. Notwithstanding the foregoing, the Owners may hire contractors to carry out the Owners' Work under the supervision of the Owners.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of the Owners

The Owners, acknowledging that Canam is entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Canam that, as of the Execution Date:

(a) MRP is a variable capital corporation duly incorporated and validly subsisting and in good standing under the laws of Mexico, as evidenced in notarial deed 115,268 dated June 9, 1993, granted before Mr. Alejandro Soberon Alonso, at that time

Notary Public #68 of Mexico, Federal District, now named Mexico City, registered on September 27, 1993 at the Public Registry of Commerce of Tlalnepantla, State of Mexico, Mexican United States, under entry 516, Volume 26, Book First of Commerce and in the Public Registry of Mining, under entry 223, page 190, Volume XXIX of the Book of Mining Corporations on October 14, 1993, represented by Mr. Jose Armando Lopez Velazquez, Sole Administrator and General Director of the company, who has full powers-of-attorney to represent MRP at the execution of this Agreement;

(b) Armando Lopez is of legal age and has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto;

(c) Karla Lopez is of legal age and has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto;

(d) RDP is a variable capital corporation duly incorporated and validly subsisting and in good standing under the laws of Mexico, as evidenced in notarial deed 65,144 dated August 13, 1998, granted before Mr. Carlos Hermosillo Perez, at that time Notary Public #44 of Mexico, Federal District (currently named Mexico City), registered on September 14, 1998 at the Public Registry of Commerce under mercantile folio 241806 and on August 12, 2005 at the Public Registry of Mining, under entry 271, page 136, Volume XXXVIII of the Book of Mining Corporations, represented by Mr. Jose Armando Lopez Velazquez, Sole Administrator of the company, who has powers-of-attorney to represent RDP at the execution of this Agreement;

(e) MRP and RDP each have the power, capacity and authority to enter into and perform their respective obligations under this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize MRP and RDP to enter into and perform this Agreement have been duly and validly taken;

(f) MRP and RDP each have all necessary corporate power to own their respective properties and assets, including their right, title and interest in and to the Assets, and to carry on its business as now conducted or proposed to be conducted by them and are registered as required and in good standing with respect to the filing of returns under all Applicable Laws of all jurisdictions in which they carry on business, including the laws of Mexico;

(g) the Owners are legally authorized to continue with its normal course of business and therefore may grant the Option to Canam;

(h) the grant of the Option pursuant to this Agreement, and the execution, delivery, performance and consummation of the transactions contemplated by this Agreement, will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any Owner is a party or by which it is bound or to which its properties or assets are subject nor

will such action conflict with or result in any violation of the provisions of its charter documents or any Applicable Law;

(i) this Agreement has been duly executed and delivered by each of the Owners and is valid and binding upon the Owners in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, or other similar Applicable Laws presently or hereinafter in effect affecting the enforcement of creditors' rights generally or other equitable principles;

(j) no proceedings have been taken or authorized by a Owner or by any other person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of a Owner or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, a Owner, nor, to the knowledge of the Owners, have any such proceedings been threatened by any other person;

(k) other than the Exploration and Exploitation Agreement executed by MRP in April 2019 with a third party, there are no outstanding rights, agreements or obligations, or understandings capable of becoming rights, agreements or obligations, to acquire any right, title or interest in or to the Assets or to grant any interest in or Encumbrance on the Assets;

(l) subject only to the rights of any Government Agency having jurisdiction, no Person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Minerals, metals or concentrates or any other product mined, produced, removed or otherwise recovered from the mining lots that comprise the Concessions;

(m) the Concessions are accurately described in Schedule "A" and are in good standing with respect to the performance of all obligations thereon or in respect thereof (including payment of mining duties, except those specified in Schedule "A") required under Applicable Laws and are held by and duly registered or recorded in the name of MRP, free and clear of any Encumbrances, other than the Owners' Right to Work;

(n) the Applicable Laws permit the Owners to grant to the Affiliate of Canam's choice the right to hold exploration rights in respect of the Concessions in order to carry out prospecting, exploration, pre-development and feasibility activities on the mining lots covered by the Concessions;

(o) upon exercise of the Option by Canam, the Owners will have the corporate power and authority to transfer legal title to the Assets to the Canam Subsidiary, free and clear of all Encumbrances;

(p) the Owners may have obtained, entered into an agreement or arrangement pertaining to, or otherwise been granted, rights to access certain of the surface areas over the mining lots covered by the Concessions;

(q) the Owners have obtained all required approvals and authorizations to grant the Option to Canam and to enter into the transactions contemplated by this Agreement;

(r) there is no actual, threatened or, to the knowledge of the Owners, pending or contemplated Claim or challenge relating to the Assets or any part thereof, nor, to the knowledge of the Owners, is there any basis therefor, and there is not presently outstanding against the Owners any judgment, decree, injunction, rule or order of any court, Governmental Agency or arbitrator which directly or indirectly relate to or affect the Assets or any part thereof;

(s) all taxes, assessments, rentals, levies and other payments, as well as all reports, relating to the Assets and required to be made, performed and filed to and with any Governmental Agency in order to maintain the Assets in good standing have been so made, performed or filed, as the case may be, except those specified in Schedule "A";

(t) to the knowledge of the Owners, there has been no Claim made by any indigenous peoples and communities (such as *"ejidos"* or "comunidades agrarias") with respect to any right or interest in or to the mining lots covered by the Concessions or to the Concessions;

(u) conditions on and relating to the Concessions and the mining lots covered by the Concessions respecting all past and current operations conducted thereon by the Owners are in compliance with all Applicable Laws, including all Environmental Laws, and conditions on and relating to the Concessions and the mining lots covered by the Concessions respecting all past operations conducted thereon by Persons other than the Owners are, to the knowledge of the Owners, in compliance with all Applicable Laws, including all Environmental Laws;

(v) neither the Owners nor, to the knowledge of the Owners, any other Person is subject to any obligations or commitments for "reclamation", closure or other environmental corrective, cleanup or Remediation Action directly or indirectly relating to the mining lots covered by the Concessions other than obligations and conditions outlined in any government permit or environmental or mining regulation pertaining to the Concessions;

(w) the Owners have not caused or permitted, and to the knowledge of the Owners, no other Person has caused or permitted, any Hazardous Substance to remain, be released, made subject to disposal or discharged either on, in, over, from or under the environment, including the mining lots that comprise the Concessions and any other properties, or to be transported other than in accordance with all Environmental Laws and permits and all Applicable Laws;

(x) other than the Exploration and Exploitation Agreement executed by MRP in April 2019 with a third party, the Owners have not been issued or granted any permits, licences, concessions, approvals, certificates, consents, certificates of approval,

rights, privileges, registrations, exemptions or authorizations by any Government Agencies or Persons that may be required in order to own and operate the Assets;

(y) the Owners have not received any notice of expropriation of all or any part of the Assets nor do the Owners have knowledge of any expropriation proceeding pending or threatened against or affecting all or any part of the Assets nor of any discussions or negotiations which could lead to any such expropriation;

(z) no Owner owns, leases or otherwise has any right, title or interest in and to any assets pertaining to or used in connection with the Assets;

(aa) no Owner has received any notice of, or communication relating to, any actual or alleged breach of any Environmental Laws, and there are no outstanding work orders or actions or Remediation Actions required to be taken relating to the Environment respecting the mining lots covered by the Concessions or any operations carried out thereon by the Owners, and the Owners have complied, with respect to the work carried out on the mining lots covered by the Concessions, with all Environmental Laws;

(bb) other than the Term Sheet, this Agreement and at the time the Short Form Agreement, no Contracts have been entered into and remain in existence as of the date hereof with respect to the Assets;

(cc) the Owners have made available to Canam all material information, including financial, operational and other information (including Technical Information), in respect of the Assets and all such information as made available to Canam is true and correct and no material fact or facts have been omitted therefrom which would make such information misleading;

(dd) the Owners have not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein;

(ee) the Concessions are duly issued by the General Bureau of Mining of Mexico and are in full force and effect, and the Owners have complied with all obligations in respect of the Concessions under Applicable Laws, except those specified in Schedule "A";

(ff) there is no outstanding responsibility or any labor trial in process of any kind, filed against the Owners that could affect, prevent or limit in any form the performance of the relevant mining works in the Concessions or the completion of the transactions contemplated in this Agreement;

(gg) the Owners have fully complied with all Applicable Laws, including the applicable legal provisions of the Income Tax Law, the Social Security Law, the National Housing Fund Institute for Workers (INFONAVIT) and the Saving System for the Retirement (SAR), if applicable, to the extent that any failure to comply would affect, prevent or limit in any form the performance of the relevant mining works in the Concessions or the completion of the transactions

contemplated in this Agreement; the Plants are accurately described in Schedule "B". The Plants are in the same operating condition and state of repair and maintenance as they were during past site visits conducted by Canam. MRP has the Option to acquire in good and marketable title in a 100% of the Plants free and clear of any and all Encumbrances. There has not been any significant interruption of operations, supplies, access or services by contractors of the Owners' business due to inadequate maintenance of any Plant;

(hh) the Machinery and Equipment is accurately described in Schedule "C". The Machinery and Equipment is in the same operating condition and state of operating repair and maintenance as it was during past site visits conducted by Canam. MRP owns all of the Machinery and Equipment with good and marketable title to all Machinery and Equipment free and clear of any and all Encumbrances. There has not been any significant interruption of operations, supplies, access or services by contractors of the Owners' business due to inadequate maintenance of any Machinery and Equipment;

(ii) the Lands are accurately described in Schedule "D". RDP has the right to use and occupy, and has good title in fee simple to the Lands, free and clear of all Encumbrances or other restrictions of any kind. Except as described in Schedule "D", RDP occupies the Lands and has the right to use and occupy the Lands. The Owners have obtained or have caused to be obtained from each mortgagee or creditor of each landlord of each Land whose mortgage or hypothec ranks in priority to the applicable lease an agreement not to disturb RDP's possession of the Lands while RDP is not in default under the applicable lease. All structures situated on the Land are in the same operating condition and state of maintenance and repair as they were during past site visits conducted by Canam, are adequate and suitable for the purposes for which they are currently being used and RDP has adequate rights of ingress and egress for the operation of the Assets. None of those structures (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any Applicable Law, or encroaches on any property owned by others. Without limiting the generality of the foregoing:

(i) the Owners have entered into certain access agreements with the owners, ejidos or possessors of the land surfaces necessary to access the Lands and the mining lots covered by the Concessions, and such agreements are fully described in Schedule "E";

(ii) the Lands, the current uses of and the conduct of the operations on those properties comply with all Applicable Laws including those dealing with zoning, parking, access, loading facilities, landscaped areas, building construction, fire and public health and safety and Environmental Laws;

(iii) no alteration, repair, improvement or other work has been ordered, directed or requested in writing to be done or performed to or in respect of the Lands or to any of the plumbing, heating, elevating, water, drainage or

electrical systems, fixtures or works by any Government Agency, which alteration, repair, improvement or other work has not been completed, and to the knowledge of the Owners, no written notification has been given to RDP of any such outstanding work being ordered, directed or requested, other than those that have been complied with;

(iv) all accounts for work and services performed and materials placed or furnished on or in respect of the Lands at the request of RDP have been fully paid and satisfied, and no Person is entitled to claim a lien or privilege against the Lands or any part thereof, other than current accounts in respect of which the payment due date has not yet passed;

(v) there is nothing owing in respect of the Lands by RDP to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;

(vi) no part of the Lands have been taken or expropriated by any competent Government Agency nor has any notice or proceeding in respect thereof been given or commenced;

(vii) there are no Encumbrances, Contracts and other matters that affect the Lands other than the Land Use Agreement for Common Use executed on July 15, 1999, in force for 10 years, extendable on two occasions for the same time until completing 30 years;

(viii) the Lands are free of defects (patent or latent) and are fit for its present use, and there are no material or structural repairs or replacements that are necessary or advisable and, without limiting the foregoing, there are no repairs to, or replacements of, the roof or the mechanical, electrical, heating, ventilating, air-conditioning, plumbing or drainage equipment or systems that are necessary or advisable, and the Lands are not currently undergoing any alteration or renovation nor is any such alteration or renovation contemplated; and

(ix) the Lands are fully serviced and have suitable access to public roads, and there are no outstanding levies, charges or fees assessed against the Lands by any public authority (including development or improvement levies, charges or fees);

(jj) MRP's representative has full power and authority to execute this Agreement, as evidenced in Public Deeds No. 115,268, dated June 9, 1993, attested before Mr. Alejandro Soberon Alonso, Notary Public 68 of the Federal District now know as Mexico City; and No. 80,940, dated December 6, 2017, attested before Mr. Nicolas Maluf Maloff, Notary Public 13 of Tlalnepantla de Baz, State of Mexico; and

(kk) RDP's representative has full power and authority to execute this Agreement, as evidenced in Public Deed No. 85,013, dated May 14, 2019, attested before Mr. Nicolas Maluf Maloff, Notary Public 13 of Tlalnepantla de Baz, State of Mexico.

6.2 Representations and Warranties of Canam

Canam, acknowledging that the Owners are entering into this Agreement in reliance thereon, hereby represents and warrants to the Owners that, as of the Execution Date:

(a) Canam is a corporation duly incorporated and validly subsisting and in good standing under the laws of British Columbia, Canada with respect to filing annual reports;

(b) Canam has the power, capacity and other authority to enter into and perform its obligations under this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize Canam to enter into and perform this Agreement have been duly and validly taken;

(c) Canam has all necessary corporate power to own properties and assets and to carry on its business as now conducted by it, and is registered as required and is in good standing with respect to the filing of returns under the laws of all jurisdictions in which it carries on business;

(d) this Agreement has been duly executed and delivered by Canam and is valid and binding upon Canam in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, or other similar Applicable Laws presently or hereinafter in effect affecting the enforcement of creditors' rights generally or other equitable principles;

(e) no proceedings have been taken or authorized by Canam or by any other person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Canam or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to Canam, nor, to the knowledge of Canam, have any such proceedings been threatened by any other person; and

(f) the execution, delivery, performance and consummation of the transactions contemplated by this Agreement will not result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Canam is a party or by which it is bound or to which its properties or assets are subject nor will any of the foregoing conflict with or result in the violation of the provisions of its charter documents or any Applicable Law.

6.3 Survival of Representations and Warranties

The representations and warranties set forth in Sections 6.1 and 6.2 shall survive the execution and delivery of this Agreement for a period of 72 months from and after the Execution Date.

6.4 Investigations

No investigations made by or on behalf of a Party at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the other Party in or pursuant to this Agreement.

ARTICLE 7
ACQUISITIONS WITHIN AREA OF INTEREST

7.1 Acquisitions within Area of Interest

(a) Canam, may, from time to time, apply for or acquire Mineral Rights, surface rights and/or ancillary rights including water rights over areas that fall in whole or in part within the Area of Interest.

(b) If, from time to time after the Execution Date, Mineral Rights, surface rights and/or ancillary rights, including water rights, are issued to or acquired by the Owners or an Affiliate of the Owners over areas that are in whole or in part within the Area of Interest (the "**Additional Rights**"), the Owners shall promptly provide written notice containing full particulars of the Additional Rights but only as to those areas or those parts of areas that actually fall within the Area of Interest, including the costs of acquisition (the "**Acquisition Costs**") which are to be estimated in such notice, to Canam.

(c) If, in respect of the Additional Rights referred to in the notice provided under paragraph (b), Canam gives notice (the "**Acquisition Notice**") to the Owners within 90 days after receipt of such notice from the Owners that the Canam wishes to acquire such Additional Rights or such of them as may be specified in the Acquisition Notice, then the Owners shall convey the Additional Rights so specified to Canam within 30 days of the Acquisition Notice.

(d) Upon conveyance of Additional Rights to Canam, Canam shall reimburse the Owners for the actual Acquisition Costs attributable to the Additional Rights so conveyed.

ARTICLE 8
INDEMNITY

8.1 Indemnification by the Owners

The Owners shall and hereby agree to jointly and severally indemnify and hold Canam and its directors, officers, employees, Affiliates and Agents harmless from and against any losses, liabilities, damages, injuries, costs or expenses (including legal costs) incurred by such Persons arising out of, resulting from or in any way connected with:

(a) the Concessions and the operations conducted on the mining lots covered by the Concessions prior to the Execution Date, including any liabilities related or damages caused to the Environment due to breach of Environmental Laws or

other Applicable Laws or otherwise, or reclaiming, Remediating or rehabilitating any of the mining lots covered by the Concessions in respect of any Canam Work performed on such mining lots prior to the Execution Date;

(b) the Concessions and the Owners' Work conducted on the mining lots covered by the Concessions after the Execution Date, including any liabilities related or damages caused to the Environment due to breach of Environmental Laws or other Applicable Laws or otherwise, or reclaiming, Remediating or rehabilitating any of the mining lots covered by the Concessions in respect of any Owners' Work or other operations conducted on such mining lots after the Execution Date;

(c) any loss of life, injury to persons or property or damage to the mining lots that cover the Concessions or the Environment prior to the Execution Date;

(d) any loss of life, injury to persons or property or damage to the mining lots that cover the Concessions or the Environment after the Execution Date if such loss, injury or damage results, indirectly or directly, from the Owners' Work;

(e) any misrepresentation or breach of representation, warranty, covenant, obligation or agreement of the Owners under this Agreement;

(f) any Claim against Canam or any of its Affiliates instituted prior to or after the Execution Date that is based on any act or omission of the Owners or any of their Affiliates prior to the Execution Date; or

(g) any Claim derived from its respective employer-worker obligations, including contractors or subcontractors hired by the Owners.

8.2 Indemnification by Canam

Canam agrees to indemnify and hold the Owners and each of its directors, officers, employees, Affiliates and Agents harmless from and against any losses, liabilities, damages, injuries, costs or expenses (including legal costs) incurred by such Persons arising out of, resulting from or in any way connected with:

(a) Canam's operations conducted on the mining lots covered by the Concessions after the Execution Date as contemplated by this Agreement, including any liabilities related or damages caused to the Environment due to breach of Environmental Laws or other Applicable Laws or otherwise, or reclaiming, Remediating or rehabilitating any of the mining lots covered by the Concessions in respect of any Canam Work performed on such mining lots after the Execution Date;

(b) any loss of life, injury to persons or property or damage to the mining lots that cover the Concessions or the Environment after the Execution Date if such loss, injury or damage results, indirectly or directly, from the Canam Work (but not the Owners' Work);

(c) any misrepresentation or breach of representation, warranty, covenant, obligation or agreement of Canam under this Agreement;

(d) any Claim against Owners or any of their Affiliates instituted after the Execution Date that is based on any act or omission of Canam in its operations or activities on the Concessions after the Execution Date; or

(e) any Claim derived from its respective employer-worker obligations, including contractors or subcontractors hired by Canam; provided, however, that Canam shall not be required to indemnify and hold harmless the Owners under this Section 8.2 if any such losses, liabilities, damages, injuries, costs or expenses are caused, in whole or in part, by the Owners or any of their representatives.

8.3 Survival

Notwithstanding any other provision of this Agreement and any termination of this Agreement, the indemnities provided herein shall remain in full force and effect until all possible liabilities of the Persons indemnified thereby are extinguished by the operation of law and will not be limited to or affected by any other indemnity obtained by such indemnified Persons from any other Person.

ARTICLE 9
TERMINATION

9.1 Termination Events

Subject to the obligations of the Parties which expressly survive the termination of this Agreement, the Option shall terminate:

(a) if Canam fails to:

(i) incur the required Expenditures on or before the relevant Expenditure Dates as set forth in Section 2.3(a);

(ii) pay the Purchase Price on or before the relevant dates as set forth in Section 2.3(b); or

(iii) deliver notice to the Owners that it has exercised the Option in accordance with Section 2.7, on the date immediately following the date such notice or other deliveries were deliverable; or

(b) upon the mutual consent of the Parties;

provided that for greater certainty, and without limitation, Sections 9.2 through 9.6 inclusive as well as Article 10 shall survive the termination of this Agreement.

9.2 Other Termination Events

Subject to the obligations of the Parties which expressly survive the termination of this Agreement, in addition to the termination events set out in Section 9.1 above, the Parties agree that the Option and this Agreement may be terminated by Canam:

(a) if a Material breach or Material default of this Agreement occurs, which Material breach or Material default has not been cured by the Owners within ten Business Days of receipt by the Owners of prior written notice of such Material breach or Material default from Canam; or

(b) upon the occurrence of a Material Adverse Change.

9.3 Release of Concessions and Discharge of Short Form Agreement

If this Agreement or the Option is terminated prior to the exercise of the Option, Canam shall forthwith, and in any event within 15 days of such termination, deliver to the Owners a release in form and content satisfactory to the Owners, acting reasonably, with respect to the Concessions and this Agreement (except such portions of this Agreement that survive the termination of this Agreement), and discharge the registration pertaining to the Short Form Agreement.

9.4 Delivery of Data

Upon the termination of the Option, Canam shall deliver to the Owners within 60 days of the date of termination of the Option, all originals of all Technical Information and all other data, reports of information provided to Canam by the Owners as well as copies of all Technical Information produced by Canam or its Agents and related to the Concessions.

9.5 Removal of Liens

If, upon or following termination of the Option, a lien on the Concessions shall arise in connection with Canam Work conducted by Canam or its Agents and Canam shall wish to contest such lien, Canam shall post security sufficient to permit such lien to be discharged and shall forthwith take all such measures as are necessary in order to discharge such lien, provided that, upon such removal of any such liens, Canam may proceed to contest any such liens in good faith.

9.6 Removal of Buildings and Environmental Matters

Upon termination of the Option:

(a) all buildings, equipment, machinery, tools, appliances and supplies which may have been brought upon the mining lots covered by the Concessions by or on behalf of Canam shall be removed by Canam at any time not later than 90 days after termination of the Option, unless other arrangements on terms satisfactory to the Owners are made between Canam and the Owners; and

(b) Canam shall perform all rehabilitation, reclamation or pollution control on the mining lots covered by the Concessions which is required as a result of the activities thereon by Canam or its Agent, to the standard required in accordance

with all Applicable Laws as approved by the appropriate Government Agency having jurisdiction.

ARTICLE 10
CONFIDENTIAL INFORMATION

10.1 Confidentiality

(a) The Parties agree to treat this Agreement and all terms and conditions hereof, and all data, reports, records, and other information, coming into the possession of the Parties and their employees, Affiliates and Agents by virtue hereof, as confidential except if disclosure is required by Applicable Law or by any Government Agency. Such information shall not be otherwise disclosed to any Person without the prior consent of the other Party, which consent shall not be unreasonably withheld.

(b) The consent required by paragraph (a) shall not apply to a disclosure to:

(i) comply with any Applicable Laws, or any Government Agency having jurisdiction;

(ii) a director, officer or employee of a Party;

(iii) an Affiliate of a Party;

(iv) an Agent of a Party that has a *bona fide* need to be informed;

(v) any third party to whom the disclosing Party may assign any of its rights under this Agreement;

(vi) a bank or other financial institution or underwriter or investor from which the disclosing Party is seeking equity or debt financing; or

(vii) conduct any arbitration proceeding under Section 14.1;

provided, however, that the disclosing Party shall be responsible and liable for any disclosure of confidential information to any of the foregoing Persons, and, in the case of paragraphs (v) and (vi) above, the third party or parties, as the case may be, agree in writing in favour of the non-disclosing Party to maintain in confidence and not disclose for a period of one year any of the confidential information so disclosed to them.

(c) The obligations of confidentiality and prohibitions against use under this Agreement shall not apply to information that the disclosing Party can show by reasonable documentary evidence or otherwise:

(i) as of the Execution Date, was in the public domain other than as a result of a breach of this Article 10;

(ii) after the Execution Date, was published or otherwise became part of the public domain through no fault of the disclosing Party or an Affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or

(iii) was information that the disclosing Party or its Affiliates were required to disclose pursuant to the order of any Governmental Agency or judicial authority.

10.2 Public Announcements

No public statement or press release shall be made by the Owners in connection with the transactions herein, unless such disclosure is first approved in writing by Canam. Canam is hereby authorized to make any public statement or press release without any consent from any of the Owners.

ARTICLE 11
OTHER BUSINESS OPPORTUNITIES

11.1 Relationship of the Parties

(a) The rights, privileges, duties, obligations and liabilities, as between the Owners and Canam shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or, subject as herein specifically provided, a trust of any kind or as imposing upon either of the Owners and Canam any partnership duty, obligation or liability, including any fiduciary duty or obligation. Except as expressly provided to the contrary herein, neither the Owners nor Canam are liable for the acts, covenants and agreements of the other.

(b) Each of the Parties shall be responsible for the payments of salaries, quotes, indemnification, professional risks or any other obligation or benefit derived from the Federal Labor Law, the Social Security Law, the National Fund Housing Institute for Workers (INFONAVIT) and the Saving System for the Retirement (SAR), or any other Applicable Law, regarding the workers or employees hired by either of them to carry out the works in the mining lots covered by the Concessions, without considering the other Party as direct or substitute employers.

11.2 Other Opportunities

Subject to Article 5, the Owners and Canam and their respective Affiliates shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever whether or not competitive with the endeavours contemplated herein without consulting the other or inviting or allowing the other to participate therein. Neither the Owners nor Canam nor any of their respective Affiliates shall be under any fiduciary or other duty to the other which shall prevent it from engaging in or enjoying the

benefits of competing endeavours within the general scope of endeavours contemplated by this Agreement. The legal doctrine of "corporate opportunity" sometimes applied to Persons engaged in a joint venture or having fiduciary status shall not apply in the case of the Owners and Canam and their respective Affiliates. Each of the Owners and Canam hereby waives its respective rights to partition of the Concessions and each agrees that it will not seek or be entitled to partition of the Concessions, whether by way of physical partition, judicial sale or otherwise.

ARTICLE 12
NOTICES

12.1 Notices

All payments, notices, reports or other communications required or permitted by this Agreement shall be deemed to have been properly given and delivered when delivered by e-mail (with an original copy subsequently delivered by registered mail) or by delivery by courier or by hand with all delivery charges fully prepaid and addressed to the Parties, respectively, as follows:

To the Owners at:

[redacted]

To Canam at:

[redacted]

or to the latest known address of the Party concerned, as furnished pursuant to Section 12.3.

12.2 Receipt

The date of receipt by the addressee of all notices given and delivered by facsimile transmission or delivered by courier or by hand as aforesaid shall be the date of actual delivery.

12.3 Change of Address

A Party may change its address for the purpose hereof by giving written notice of such change to the other Party at the latest address provided in accordance with this Article 12.

ARTICLE 13
FORCE MAJEURE

13.1 Force Majeure

(a) Time shall be of the essence of this Agreement, provided however that notwithstanding anything to the contrary contained herein, if any Party should at any time or times during the currency of this Agreement be delayed in or prevented from complying with this Agreement by reason of wars, acts of God, strike, lockouts or other labour disputes, inability to access its place of business or the mining lots covered by the Concessions, acts of public insurrection, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from any Government Agency having jurisdiction, including environmental protection agencies, interference of persons primarily concerned about environmental issues or native rights groups or other causes whether of the kind enumerated above or otherwise which are not reasonably within the control of the applicable Party, but excluding for greater certainty, the lack or unavailability of funds, the period of all such delays resulting from such causes or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable Party to be done, is to be done hereunder, and the time within which anything is to be done hereunder shall be extended by the total period of all such delays. Nothing contained in this Article shall require the applicable Party to settle any labour dispute or to test the constitutionality of any enacted law. In the event that any Party asserts that an event of force majeure has occurred, it shall complete such commercially reasonable actions or cause such commercially reasonable actions to be completed as may be necessary to correct or terminate the alleged event of force majeure and give notice in writing to the other Parties specifying the following:

(i) the cause and nature of the alleged event of force majeure;

(ii) a summary of the action it or its Agents have taken to the date of such notice to correct the alleged event of force majeure;

(iii) confirmation as to all acts, actions and things done by it or its Agents to terminate the event of force majeure; and

(iv) the reasonably expected duration of the period of force majeure.

(b) Any Party asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Party with respect to such events of force majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Party upon the termination of the event of force majeure.

(c) Should Canam assert an event of force majeure in accordance with the terms of this Section 13.1, to the extent legally possible, and subject to Canam having continued access to the mining lots covered by the Concessions, if necessary,

Canam's obligations under this Agreement to maintain the Concessions in compliance with the Applicable Laws will continue throughout the period of force majeure.

(d) Upon the occurrence of an event of force majeure, the Option Period will be extended by the duration of the event of force majeure.

ARTICLE 14
ARBITRATION

14.1 Arbitration

Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within 15 days of the delivery of notice by a Party of such dispute shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the *International Commercial Arbitration Act* (British Columbia), which Act shall govern such arbitration proceeding in accordance with its terms except to the extent modified by the rules for arbitration set out in Schedule "F". The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

ARTICLE 15
APPOINTMENT OF AGENT

15.1 Appointment of Agent

Each of the Owners hereby irrevocably appoints the Armando Lopez to act on its behalf as its agent and true and lawful attorney to act on the Owner's behalf and with full power and authority in the Owner's name, place and stead. Each of the Owners hereby authorizes Armando Lopez to take such actions on its behalf and to exercise its rights under this Agreement, together with such actions and powers as are reasonably incidental thereto, including but not limited to: giving and receiving notices, reports, and other communications under this Agreement and receiving payments under this Agreement.

ARTICLE 16
GENERAL

16.1 Further Assurances

Each Party shall, from time to time, and at all times, perform all acts and execute and deliver the deeds and documents and give such assurances as are reasonably required in order to perform, carry out, and give effect to the terms of this Agreement.

16.2 Effect of Waiver

A waiver of any breach of a provision of this Agreement shall not be binding upon a Party unless the waiver is in writing and such waiver shall not affect such Party's rights in respect of any subsequent breach.

16.3 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the Parties, their respective successors and their permitted assigns.

16.4 Assignment

(a) Subject to paragraph (b), none of the Owners shall sell, transfer, assign or convey this Agreement, the Assets, or any of its respective rights, benefits, privileges or obligations hereunder to a third party that is not an Affiliate of the Owners, without the prior written consent of Canam.

(b) The Owners or Canam may sell, transfer, assign or convey this Agreement (or, in the case of the Owners, the Assets) and their rights, benefits and privileges thereunder, to an Affiliate, provided that:

(i) the assigning Party delivers written notice of such assignment to the non-assigning Party;

(ii) such Affiliate agrees in writing with the non-assigning Party to be bound by the terms of this Agreement;

(iii) before such Affiliate ceases to be an Affiliate of the assigning Party, the interest assigned must be assigned back to the assigning Party; and

(iv) notwithstanding such assignment, the assigning Party shall continue to be bound by the terms of this Agreement.

(c) At any time Canam may elect to assign the Option and all of its rights hereunder to an Affiliate of formed under the laws of Mexico as applicable by providing written notice (an "**Assignment Notice**") of its election to assign to the Owners specifying the entity that Canam is electing to assign the Option to.

(d) Canam shall have the right to sell, transfer and assign this Agreement to any arm's length third party without the prior written consent of the Owners.

16.5 Acts in Good Faith

Each Party shall at all times during the currency of this Agreement and after the expiry or termination of the Option, if applicable, act in good faith with respect to the other Parties and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

16.6 Expenses

Each Party shall bear and pay for its respective costs and expenses, including, but not limited to, all legal fees, costs and expenses, incurred in connection with the negotiation, preparation and execution of this Agreement. For greater certainty, any and all such costs and expenses shall not constitute or comprise the Expenditures.

16.7 Taxes

Each Party shall be responsible for each of their respective taxes, including income taxes and taxes caused as result of the execution of this Agreement.

16.8 Severability

Any provision of this Agreement which is invalid or unenforceable shall not affect any other provision and shall be deemed to be severable from this Agreement.

16.9 Amendment

None of the provisions of this Agreement shall be amended or modified and no such amendments or modifications shall be effective, unless made in writing and signed by all of the Parties.

16.10 Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof, including the Term Sheet. The execution of this Agreement has not been induced by, nor do the Parties rely upon or regard as material, any covenants, representations or warranties whatsoever not incorporated herein and made a part hereof.

16.11 Ambiguity

The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

16.12 Choice of Language

Except for the Short Form Agreement, the Parties have expressly required that this Agreement and all documents and notices relating hereto be drafted in English to the extent permissible under Applicable Law. In the case of any discrepancy between the English version and any translation of this Agreement, the English version shall prevail.

16.13 Counterparts & Delivery

This Agreement may be executed in counterparts and delivered by facsimile transmission with original copies to be delivered forthwith thereafter, each of which counterparts so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date and year first written above.

MINERA RIO PANUCO, S.A. DE C.V.

Per: [redacted]

JOSE ARMANDO LOPEZ VELAZQUEZ
Authorized Signatory

Signed and Delivered by)
**JOSE ARMANDO LOPEZ)
VELAZQUEZ** in the presence of:)
**LIZBETH IRENE DOMINGUEZ)
TORRES**

[redacted])
)
)
)

Occupation)
Professional

[redacted]

JOSE ARMANDO LOPEZ VELAZQUEZ

Signed and Delivered by)
KARLA ALICIA LOPEZ VILLANUEVA)
in the presence of:)
**LIZBETH IRENE DOMINGUEZ)
TORRES**

[redacted])
)
)
)

Occupation)
Professional

[redacted]

KARLA ALICIA LOPEZ VILLANUEVA

REAL DE PANUCO, S.A. DE C.V.

Per: [redacted]

JOSE ARMANDO LOPEZ VELAZQUEZ
Authorized Signatory

CANAM ALPINE VENTURES LTD.

Per: [redacted]

JOHN MARTIN MIRKO
Authorized Signatory

SCHEDULE "A"
CONCESSIONS

NUM	NOMBRE	TÍTULO	SUPERFICIE
1	PANUCO NUM. DOS	172867	71.9225
2	PANUCO NUMERO TRES	172852	99.8610
3	PANUCO NO. 4	172844	90.6725
4	PANUCO NO. 5	172841	100.0000
5	PANUCO SEIS	172866	20.0000
6	SAN JOSE DE PANUCO	172847	77.0000
7	NUEVA SORPRESA	172846	14.0000
8	EL SIGLO	172848	16.0000
9	NUEVA CONSTANCIA	172850	47.8548
10	SAN FRANCISCO	172853	40.0000
11	SAN JORGE	172868	84.0000
12	NUEVA LUISA	172845	50.0000
13	LA BOMBA	172842	8.0000
14	LUZ	209797	19.9682
15	LA ANGELITA	172869	1.500
16	PATRICIA	172872	28.1437
17	ALMA ROSA	172873	13.6864
18	SANTA ELENA III	172851	9.0000
19	LOS REMEDIOS	172843	30.0000
20	MONTANA 3	172870	28.5563
21	MONTANA 4	180372	9.1720
22	MONTANA 5	172876	0.4159
23	MONTANA 6	172875	3.7860
24	MONTANA 7	172871	10.0165
25	LA GALEANA	218529	20.0000
26	LA GALEANA IV	236390	27.3181
27	LA FORTUNA	221292	26.1068
28	LA FORTUNA FRACCION	221293	1.9765
29	SAN DIMAS II	217636	80.0000
30	EL NACARAL	157062	20.0000
31	DIEGO	238129	9.0000
32	EL MOJOCUAN 2	240508	19.6224
33	NUEVA SANTA ROSA	165454	37.8867
34	ORO FINO	165455	8.0000
35	SANDRA	209591	23.4924
36	LA GALEANA III	E-95/12796	2450.0000
37	DIEGO I	246778	19.5869
38	LOS CRISTOS	243378	11.4240
39	LA GALEANA II	229457	41.9350

40	NAPOLEON	172874	6.0000
41	LOS ARRAYANES	234186	2568.45
42	NUEVO SAN DIMAS	193647	11.0000
43	CONSTANCIA DOS	172849	22.0140
44	CONSTANCIA UNO	183577	12.2340

List of outstanding mining duties of the mining concessions:

OUTSTANDING MINING DUTIES 2ND SEMESTER 2017					
#	LOT	TITLE	SURFACE	OUTSTANDING DUTIES	
1	LOS ARRAYANES	234186	2,568.4490	$	313,183.00
2	LA GALEANA II	229457	41.9350	$	9,001.00
			SUBTOTAL	$	322,184.00

OUTSTANDING MINING DUTIES 1ST SEMESTER 2018					
#	LOT	TITLE	SURFACE	OUTSTANDING DUTIES	
1	LOS ARRAYANES	234186	2,568.4490	$	306,286.00
2	LA GALEANA II	229457	41.9350	$	8,801.00
3	EL NACARAL	157062	20.0000	$	4,197.00
4	NUEVO SAN DIMAS	193647	11.0000	$	2,309.00
5	SAN DIMAS II	217636	80.0000	$	16,789.00
6	LA GALEANA	218529	20.0000	$	4,197.00
7	LA FORTUNA	221292	26.1068	$	5,479.00
8	LA FORTUNA FRACCION	221293	1.9765	$	415.00
9	LA GALEANA IV	236390	27.3181	$	3,258.00
10	NUEVA SANTA ROSA	165454	37.8867	$	7,951.00
11	ORO FINO	165455	8.0000	$	1,679.00
12	DIEGO	238129	9.0000	$	537.00
13	EL MOJOCUAN 2	240508	19.6224	$	1,170.00
14	LOS CRISTOS	243378	11.4240	$	339.00
15	PANUCO No 5	172841	100.0000	$	20,987.00
16	LA BOMBA	172842	8.0000	$	1,679.00
17	LOS REMEDIOS	172843	30.0000	$	6,296.00
18	PANUCO No. 4	172844	90.6725	$	19,029.00
19	NUEVA LUISA	172845	50.0000	$	10,493.00
20	NUEVA SORPRESA	172846	14.0000	$	2,938.00
21	SAN JOSE DE PANUCO	172847	77.0000	$	16,160.00
22	EL SIGLO	172848	16.0000	$	3,358.00
23	NUEVA COSNTANCIA	172850	47.8548	$	10,043.00
24	SANTA ELENA III	172851	9.0000	$	1,889.00
25	PANUCO NUMERO TRES	172852	99.8610	$	20,958.00
26	SAN FRANCISCO	172853	40.0000	$	8,395.00
27	PANUCO SEIS	172866	20.0000	$	4,197.00
28	PANUCO NUM. DOS	172867	71.9225	$	15,100.00
29	SAN JORGE	172868	84.0000	$	17,629.00
30	LA ANGELITA	172869	1.5000	$	315.00
31	MONTAÑA 3	172870	28.5563	$	5,993.00
32	MONTAÑA 7	172871	10.0165	$	2,102.00
33	PATRICIA	172872	28.1437	$	5,906.00
34	ALMA ROSA	172873	13.6864	$	2,872.00
35	NAPOLEON	172874	6.0000	$	1,259.00
35	MONTAÑA 6	172875	3.7860	$	795.00

37	MONTAÑA 5	172876	0.4159	$	87.00
38	MONTAÑA 4	180372	9.1720	$	1,925.00
39	LUZ	209797	19.9682	$	4,191.00
40	CONSTANCIA DOS	172849	22.0140	$	4,620.00
41	CONSTANCIA UNO	183577	12.2340	$	2,568.00
			SUBTOTAL	$	555,191.00

OUTSTANDING MINING DUTIES 2ND SEMESTER 2018					
#	LOT	TITLE	SURFACE	OUTSTANDING DUTIES	
1	LOS ARRAYANES	234186	2,568.4490	$	281,761.00
2	LA GALEANA II	229457	41.9350	$	8,097.00
3	EL NACARAL	157062	20.0000	$	3,862.00
4	NUEVO SAN DIMAS	193647	11.0000	$	2,125.00
5	SAN DIMAS II	217636	80.0000	$	15,446.00
6	LA GALEANA	218529	20.0000	$	3,862.00
7	LA FORTUNA	221292	26.1068	$	5,041.00
8	LA FORTUNA FRACCION	221293	1.9765	$	383.00
9	LA GALEANA IV	236390	27.3181	$	2,998.00
10	NUEVA SANTA ROSA	165454	37.8867	$	7,315.00
11	ORO FINO	165455	8.0000	$	1,545.00
12	DIEGO	238129	9.0000	$	495.00
13	EL MOJOCUAN 2	240508	19.6224	$	1,077.00
14	LOS CRISTOS	243378	11.4240	$	313.00
15	PANUCO No 5	172841	100.0000	$	19,307.00
16	LA BOMBA	172842	8.0000	$	1,545.00
17	LOS REMEDIOS	172843	30.0000	$	5,793.00
18	PANUCO No. 4	172844	90.6725	$	17,506.00
19	NUEVA LUISA	172845	50.0000	$	9,654.00
20	NUEVA SORPRESA	172846	14.0000	$	2,704.00
21	SAN JOSE DE PANUCO	172847	77.0000	$	14,867.00
22	EL SIGLO	172848	16.0000	$	3,090.00
23	NUEVA COSNTANCIA	172850	47.8548	$	9,240.00
24	SANTA ELENA III	172851	9.0000	$	1,739.00
25	PANUCO NUMERO TRES	172852	99.8610	$	19,280.00
26	SAN FRANCISCO	172853	40.0000	$	7,723.00
27	PANUCO SEIS	172866	20.0000	$	3,862.00
28	PANUCO NUM. DOS	172867	71.9225	$	13,892.00
29	SAN JORGE	172868	84.0000	$	16,218.00
30	LA ANGELITA	172869	1.5000	$	291.00
31	MONTAÑA 3	172870	28.5563	$	5,514.00
32	MONTAÑA 7	172871	10.0165	$	1,935.00
33	PATRICIA	172872	28.1437	$	5,434.00
34	ALMA ROSA	172873	13.6864	$	2,643.00
35	NAPOLEON	172874	6.0000	$	1,159.00
35	MONTAÑA 6	172875	3.7860	$	732.00
37	MONTAÑA 5	172876	0.4159	$	81.00
38	MONTAÑA 4	180372	9.1720	$	1,772.00

39	LUZ	209797	19.9682	$	3,856.00
40	CONSTANCIA DOS	172849	22.0140	$	4,251.00
41	CONSTANCIA UNO	183577	12.2340	$	2,363.00
			SUBTOTAL	$	510,771.00

OUTSTANDING MINING DUTIES 1ST SEMESTER 2019					
#	LOT	TITLE	SURFACE	OUTSTANDING DUTIES	
1	LOS ARRAYANES	234186	2,568.4490	$	463,320.00
2	LA GALEANA II	229457	41.9350	$	7,566.00
3	EL NACARAL	157062	20.0000	$	3,609.00
4	NUEVO SAN DIMAS	193647	11.0000	$	1,985.00
5	SAN DIMAS II	217636	80.0000	$	14,432.00
6	LA GALEANA	218529	20.0000	$	3,609.00
7	LA FORTUNA	221292	26.1068	$	4,710.00
8	LA FORTUNA FRACCION	221293	1.9765	$	358.00
9	LA GALEANA IV	236390	27.3181	$	2,801.00
10	NUEVA SANTA ROSA	165454	37.8867	$	6,835.00
11	ORO FINO	165455	8.0000	$	1,444.00
12	DIEGO	238129	9.0000	$	924.00
13	EL MOJOCUAN 2	240508	19.6224	$	1,007.00
14	LOS CRISTOS	243378	11.4240	$	292.00
15	SANDRA	209591	23.4924	$	4,239.00
15	PANUCO No 5	172841	100.0000	$	18,040.00
16	LA BOMBA	172842	8.0000	$	1,445.00
17	LOS REMEDIOS	172843	30.0000	$	5,413.00
18	PANUCO No. 4	172844	90.6725	$	16,357.00
19	NUEVA LUISA	172845	50.0000	$	9,021.00
20	NUEVA SORPRESA	172846	14.0000	$	2,526.00
21	SAN JOSE DE PANUCO	172847	77.0000	$	13,891.00
22	EL SIGLO	172848	16.0000	$	2,887.00
23	NUEVA COSNTANCIA	172850	47.8548	$	8,633.00
24	SANTA ELENA III	172851	9.0000	$	1,625.00
25	PANUCO NUMERO TRES	172852	99.8610	$	18,015.00
26	SAN FRANCISCO	172853	40.0000	$	7,217.00
27	PANUCO SEIS	172866	20.0000	$	3,608.00
28	PANUCO NUM. DOS	172867	71.9225	$	12,980.00
29	SAN JORGE	172868	84.0000	$	15,154.00
30	LA ANGELITA	172869	1.5000	$	272.00
31	MONTAÑA 3	172870	28.5563	$	5,152.00
32	MONTAÑA 7	172871	10.0165	$	1,808.00
33	PATRICIA	172872	28.1437	$	5,078.00
34	ALMA ROSA	172873	13.6864	$	2,470.00
35	NAPOLEON	172874	6.0000	$	1,084.00
35	MONTAÑA 6	172875	3.7860	$	684.00
37	MONTAÑA 5	172876	0.4159	$	76.00
38	MONTAÑA 4	180372	9.1720	$	1,655.00

39	LUZ	209797	19.9682	$ 3,603.00
40	CONSTANCIA DOS	172849	22.0140	$ 3,972.00
41	CONSTANCIA UNO	183577	12.2340	$ 2,208.00
			SUBTOTAL	$ 682,005.00
			TOTAL	$ 2,071,151.00

SCHEDULE "B"
PLANTS

Structural list of the Benefit Plant known as the "El Coco 1":

TIPE:	TIPE OF CERTIFICATE:	DESCRIPTION
E1	Caseta de vigilancia.	Muro de ladrillo y lecho de concreto, muros aplanados Interior y exterior, pisos de cerámica, ventana de fierro con protección.
E2	Patio de maniobras para área de bascula.	Pavimento de concreto hidráulico
E3	Caseta de medición de bascula.	Muro de ladrillo y techo de concreto, muros aplanados interior y exterior, pisos de cerámica, ventana de fierro con protección.
E4	Fosa para alojar bascula.	Fosa con muro de contención de block de 1 m altura x 8 m de largo y 4.30 m de ancho.
E5	Rampa de alimentación para tolva.	Muro de contención de concreto con 3m de altura, 9m de largo y 4.68 de ancho, relleno de material.
E6	Área de trituración.	Estructura de columnas y vigas metálicas, techo lámina galvanizada acanalada.
E7	Estructura para operar en tolva.	Estructura metálica, con piso de rejilla tipo Irving 1" en mezanine.
E8	Estructura para bandas de trituración.	Estructura con cuadrado de 1" y Angulo metálico de 1 1/2", dimensiones 16.70 m de largo y 1.70 m de ancho.
E9	Estructura para bandas hacia silos.	Estructura metálica con armaduras triangulares, columnas con perfiles de 1", Angulo de 2" de acero, techo y muros de lámina galvanizada.
E10	Estructura techumbre silos	Estructura con columnas y vigas metálicas, techumbre de lámina galvanizada acanalada.
E11	Patio de concentrado con cubierta metálica	Muro de block de 1.80 m de altura aparente, 11.20 m de largo, 9.74 m de ancho, piso de concreto, estructura con vigas y columnas metálicas.
E12	Patio de concentrado descubierto	Muro de block de 1.20m altura aparente x 8.15m de ancho x 10.00m de largo área descubierta, piso de concreto.

E13	Área de molienda 1	Piso de concreto, estructura metálica de 10 m de altura, techo de lámina galvanizada acanalada
E14	Área de molienda 2	Piso de concreto, estructura metálica de 8 m de altura, techo de lámina metálica, muro de contención de 4.50 m de altura x 21.84 de largo.
E15	Área de Flotación 1 en mezanine	Estructura de apoyo de 1.60 m de altura x 18.53 m de largo x 7 m de ancho con tubo de fiero de 4" y barandal de 1.50 m de altura y tubo de
E16	Área de Flotación 2 en mezanine	Base con estructura metálica, viga peralte de 40 cm, piso de rejilla tipo Irving, barandal de 1.50 m de altura y tubo de 2" y torre con estructura
E17	Base de cimentación para Silos	Base para silos con piso de concreto, fosa para bandas de concreto de 1.50 m de altura x 8 m de largo
E18	Estructura para los ciclones y accesos para supervisión de silos.	Estructura con escalera metálica para llegar a silo, estructura para bandas de transporte silos-molino 7 m de largo, Angulo metálico de 1"
E19	Construcción para tanques pequeños de almacenamiento	Base de concreto con cimentación, plataforma de concreto de 5 m de altura, 11.89 m de largo, 8.02 m de ancho.
E20	Construcción para tanques grandes de almacenamiento	Base de concreto con cimentación, plataforma de concreto dado 1 m de altura x 13.21 m de largo x 8.08 m de ancho.
E21	Estructura área de pilas de concentrado	Estructura metálica de 8 m de altura, techo de lámina galvanizada acanalada, muro de block 4 m, y 12.30 m de largo.
E22	Área de reactivos	Base de concreto de 1 m de altura x 6.80 m de largo x 4.60 m de ancho con malla ciclónica de 1.50 m alrededor.
E23	Taller de soldadura para planta	Piso de cemento, muro de block aparente 3.50 m de altura x 10.24m de largo x 5.42 m de ancho, techo de estructura y lámina
E24	Comedor y Dormitorios de empleados	Piso de cerámica, muros de ladrillo aplanados interior y exterior, techo de estructura metálica y lámina galvanizada, vigas y armaduras, ventanas
E25	Baños de dormitorios de empleados	Piso de cerámica, muros de block, azulejo en muro, aplanados interior y exterior, techo losa de concreto.
E26	Muro de contención para depósitos de diésel	Muro de block aplanado exterior e interior de 1.20 de altura x 3.97 m de ancho x 7.17 m de largo y piso de cemento.

E27	Taller mecánico	Estructura metálica con lámina galvanizada, columnas y vigas de acero de 30 cms de ancho, techo de lámina galvanizada, piso de
E28	Cuarto de baño para uso del taller	PB.- Cuarto y baño para taller, muro de block aplanado interior y exterior, piso de cemento, techo de concreto, puerta metálica, ventanas
E29	Laboratorio de análisis	Piso de cemento, techo de lámina de asbesto acanelada y viga de concreto, muro de block aplanado interior y exterior, ventana con
E30	Área de oficinas y Dormitorios. P.B.	PB, oficinas, piso de cerámica, muros de block aplanado interior y exterior, ventana de fierro c/protección, puertas de fierro, techo de lámina.
E31	Área de oficinas y Dormitorios. P.A.	PA, Dormitorios, piso de cerámica, muros de block aplanado interior y exterior, ventana de fierro c/protección, puertas de fierro. techo de lámina.
E32	Dormitorios inconclusos	Muro de block hasta, cerramiento, altura 2.50 m; piso de cemento
E33	Bodega general de equipo y herramientas	Base 1.00 m de altura x 10.50 m de largo x 10.30 m de ancho. piso de concrete, muros de lámina galvanizada, techo de estructura metálica.
E34	Almacén de refacciones	Muro de block, techo de estructura con lámina galvanizada acanalada. ventana de celosía de concreto, puertas metálicas, piso de concreto.
E35	Pavimento patio de maniobras	Pavimento de concreto hidráulico de 20 cm para tráfico pesado
E36	Pavimento en acceso y andadores	Pavimento de concrete hidráulico para tráfico ligero.

List of equipment of the Benefit Plant known as "El Coco 1":

QUANTITY	DESCRIPTION OF MACHINERY AND EQUIPMENT
1	Quebradora de Quijada 15x24 MCA: PETTY BONE
1	Quebradora de cono MCA: SIMONS 3 STD
1	Criba 4x8 Marca: Finsa Motor: 15 HP
36.8	Metros lineales de bandas alimentadoras de quebradora de quijada a
21	Metros lineales de bandas de alimentación a molinos, de 0.40 m de ancho y
1	Molino de 5x8 Marca: Denver Motor: 150 HP 1181 rpm. 77.9 amp
1	Bombas SRL 4X3 Motor: Siemens Motor: 15 HP

1	Molino de 5x6 Marca: Marcy Motor: 75 HP 890 rpm. 110 amp
1	Bombas SRL 4X3 Motor: Siemens Motor: 15 HP
1	Molino de 6x6 Marca: Finsa Motor: 150 HP 890 rpm. 110 amp
1	Bombas SRL 4X3 Motor: Siemens Motor: 15 HP
1	Molino 7.5x6 Marca: Denver Motor: 200 HP 706 rpm. 250 amp
2	Tanque acondicionador tamaño: 6x7 Motor: 15 HP 1750 rpm. 19.5 amp
1	Celda hibrida tamaño. 5X8 Motor: 30 HP 1760 rpm. 36.5 amp
16	Celdas de flotación Marca: Finsa tamaño: 18 SP Modelo: Sub A
8	Motores celdas motor: 7.5HP 1750 rpm. 10 amp
1	Bomba S R L De colas Marca: Denver tamaño: 4x3 Motor: 10 HP 1765 rpm
1	Tanques de colas tamaño: 40x40
1	Bomba de concentrado SRL motor: 7.5 HP
1	Tanque de concentrado tamaño 6x7 Motor: 10 HP 1750 rpm. 13.0 amp
1	Soplador de celda hibrida tamaño 3x3 Motor. 15 HP 1760 rpm 19.5 amp
1	Tanque de calero tamaño: 6x5 Motor 5 HP 1750 rpm 19.5 amp
1	Compresor de aire Modelo: C5221211 Serie: C50605 Motor: 7.5 HP 1750 rpm.
1	Filtro de secado marca: Denver tamaño: 3ft. No. De discos 2 Motor 1.0 HP
1	Bomba de diafragma Marca (no tiene datos)
1	Bomba de vacío tamaño: 703 1050 rpm. Motor: 7.5 HP 1175 rpm
1	Soplador (S L C) Motor: 7.5 HP 1750 rpm 10 amp
12	Celdas de flotación marca: Finsa tamaño: 24 Modelo: Sub A
6	Motores Banco Celdas Motor 7.5 HP 1750 rpm 10 amp
1	Tanque acondicionador tamaño 6x7 Motor 15 HP 1750 rpm 15.5 amp
1	Celda hibrida tamaño 5x8 Motor: 25 HP
1	Tanque de concentrado tamaño: 6x7 Motor: 15 HP
1	Tanque de colas tamaño 40x40 Bombas de cola SRL 4X3 Motor: Siemens
1	Subestación eléctrica 750 KVA
1	Tablero de control de maquinaria
1	Moto-Bomba Siemens Marca: 15 HP 3520 rpm 23.5 amp
1	Moto-Bomba Valsi Marca: 20 HP 3525 rpm 18.5 amp
1	Moto-Bomba Siemens Marca: 20HP 3525rpm 23.5amp
1	Moto-Bomba (Verde) Siemens/Barnes Marca: 15 HP 2530 rpm 17.0 amp
1	Moto-Bomba (Roja) Marca: 10 HP 3510 rpm 12.8 amp
1	Moto-Bomba (Verde) WEG 25 HP 3525 rpm 28.5 amp
1	Moto-Bomba 10 HP 3520 rpm 18.5 amp
1	Bomba S R L tamaño: 4x3 Marca: Denver Motor 15 HP 1760 rpm 19.5 amp
4	Silos de acero al carbón para material triturado 80 m3
3	Hidrociclones para procesamiento de áridos D-10.
1	Electroimán
1	Bascula de 30 toneladas marca Revueltas
1	Bomba despachadora de combustible diésel Fell-Rite

11	Aires acondicionados Minisplits de 1 ton.

Explosive Permit:

General Permit 2302-Sin., in force from January 1 to December 31 of 2019, according with official notice SM/0230 dated January 1, 2019 issued by the Ministry of the National Defense.

SCHEDULE "C"
MACHINERY AND EQUIPMENT

Equipment	Model	Series No.
Scooptram JCI	3 YD	B25993
Scooptram Wagner No 3	ST-2D	3.53176E+14
Volqueta No 2	965	5241
Volqueta No 3	965	5219
Payloader J	938 G	CAT 0938GKCRDO1914
Compresor Ingersol-Rand750		158692U86482
Compresor Eléctrico Atlas Copco	Modelo DT4	3892236
Compresor Atlas Copco	XAS 375 CD6	8972422406
Afiladora Atlas Copco		A256028
Motor Eléctrico Para Compresor		
Subestación Eléctrica	225 Kva	Con arrancadores y controles
Karcher Hidrolavadora		149805
Bomba Eléctrica 15 hp	Tsurumi	6-10815901
Soldadora Lincoln	Rx-300	H1050413044
Cargador de Bateria Schumacher	SE-4225-CA	94090079 03M51540
Bomba de diafragma Yamada	NDP-8013AC-	159495
Bomba de diafragma Wilden 15"	N-15	
Bomba Nitro	NIT-MG2K2	
Camioneta Nissan	2011	3N6PD25Y0VK052427
Camioneta Nissan	2016	3N6CD35C9GK899351
Nissan Frontier	2016	3N6CD33B0GK871822
Estación Total	ZOOM-35-1"	2835783
Perforadora	RP-S-83F-1T	PM-1509-09
Perforadora	RP-S-83F-1T	PM-1512-02
Perforadora	RP-S-83F-1T	PM-1512-18
Perforadora	RP-S-83F-1T	PM 1512-11
Perforadora	RP-S-83F-1T	PM 1509-04
Perforadora	RNS-83F-1T	H0007 22411
Perforadora	RNS-83F-1T	H0075 23934
Perforadora	RNS-83F-1T	H0060 23934
Bomba eléctrica de 15 hp	Tsurumi	Sin placa
Bomba eléctrica de 30 hp	Tsurumi	Sin placa
Scooptram Wagner No. 1	ST-2D	Serie 26780
Camion Mercedes Benz	Modelo 1317	C1317AM0003226
Payloader Caterpillar	916 CAT	XB00803
Retroexcavadora CAT	420E	G4D08772
Camión Volkswagen	Worker 17-205E	3VWMN82TX6M920665
Camión Volkswagen	Worker 17-205E	3VWMN82T27M920645
Pick up Ford	F 150	3FTGF17206MA23679
Camion Famsa	Modelo 1987	C1834SMED00026
Camión Mercedes Benz	1992	C1317BM0008847
Pick up Nissan	NP 300, 2011	3N6PD25T5BK041122

Pick up Nissan	Frontier, 2016	3N6CC3384GK871600
Pick up Nissan	NP 300, 2016	3N6CD35C1GK861659
Dodge	RAM 2010	3D7Y61EP4AG102904
Planta de Soldar Miller		
Trascabo Komatsu	D 575	8396

SCHEDULE "D"
LANDS

- Temporary Occupation and Access Easement Agreement, executed between Minera Rio Panuco, S.A. de C.V. and Ejido Panuco on January 25, 1995 regarding lands located in the Municipality of Concordia, Estado de Sinaloa.

- Benefit Common Land Use Agreement executed between Real de Panuco, S.A. de C.V. and Ejido Panuco on July 15, 1999 and its corresponding amendment, regarding lands located in the Municipality of Concordia, Estado de Sinaloa.

SCHEDULE "E"
ACCESS AGREEMENTS

- Temporary Occupation Agreement and access easement executed between Minera Rio Panuco, S.A. de C.V. and Ejido Panuco on January 25, 1995, regarding lands located in the Municipality of Concordia, Estado de Sinaloa.

SCHEDULE "F"
RULES FOR ARBITRATION

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1. INITIATION OF ARBITRATION PROCEEDINGS

(a) If any Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give return notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party and if such Party does not accept the arbitrator proposed by the first Party, proposing the name of the person it wishes to be the single arbitrator. If such return notice is not received by the first Party within such five-day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If such return notice is received by the first Party within such five day period and the other Party does not accept the proposed arbitrator of the first Party and proposes another person to be arbitrator, the first Party shall, within five days after receipt of such return notice, give notice to the other Party advising whether such first Party accepts the arbitrator proposed by the other Party. If the Parties do not agree upon a single arbitrator within such second five-day period, the single arbitrator shall be chosen in accordance with the *International Commercial Arbitration Act* (British Columbia).

(b) The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm's length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c) For the purposes of this Schedule "C", the Owners shall form a single Party, where the context requires, for any arbitration proceeding arising under this Agreement.

2. SUBMISSION OF WRITTEN STATEMENTS

(a) Within five days of the appointment of the Arbitrator, the Party initiating the arbitration (the "**Claimant**") shall send the other party (the "**Respondent**") a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b) Within 10 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts

and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(c) Within five days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(d) All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the party concerned so relies and which have not previously been submitted by any party, and (where practicable) by any relevant samples.

(e) After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3. MEETINGS AND HEARINGS

(a) The arbitration shall take place in the City of Vancouver, British Columbia, Canada or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b) All meetings and hearings will be in private unless the Parties otherwise agree.

(c) Each Party may be represented at any meetings or hearings by legal counsel.

(d) Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4. THE DECISION

(a) The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b) The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator's control.

(c) The decision shall determine and award costs to the successful Party in the arbitration.

(d) Any Party may appeal the decisions of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law. In the event either Party initiates any court proceeding in respect of the decision of the Arbitration or the matter arbitrated, such Party shall, if unsuccessful in the court proceeding, shall

pay the other Party's costs on a solicitor/client basis plus all other reasonable expenses incurred by such other Party from the date of delivery of the notice commencing arbitration to the date of determination of such court proceeding.

5. JURISDICTION AND POWERS OF THE ARBITRATOR

(a) By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator's discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b) Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i) determine any question of law arising in the arbitration and/or to resolve any dispute or conflict between the Parties arising or derived from the Agreement;

(ii) determine any question as to the Arbitrator's jurisdiction;

(iii) determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv) order any Party to furnish further details of that Party's case, in fact or in law;

(v) proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator's orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi) receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii) make one or more interim awards;

(viii) hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia, Canada or elsewhere with the concurrence of the Parties thereto;

(ix) order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x) make interim orders to secure all or part of any amount in dispute in the arbitration,

6. CONFIDENTIALITY

(a) The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b) The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under Applicable Law; (iii) to permit the parties to exercise properly their rights under the *International Commercial Arbitration Act* (British Columbia); and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.